Offering Statement
for
Steve's Gym LLC

A crowdfunding investment involves risk. You should not invest any funds in the offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document.

These securities are offered under an ex emption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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OFFERING SUMMARY

Issuer Name	**Steve's Gym LLC**
Offering Amount	**Up to $1,070,000**
Security Type	**107,000 Class B Membership Units**

Company Overview

Steve's Gym LLC (the "Company") is focused on the group fitness market for individuals. We intend to provide a one of a kind group fitness experience that will inspire our members to stay physically fit and build a community of trainers and members that together will reinforce the idea of community and mutual support engaging in physical activity, including strength training and kick boxing, while moving to the rhythm of music in a club-like studio setting. Our goal is to change people's relationship with exercise by creating a workout that doesn't feel like work, is physically efficient and challenging, spiritually uplifting and above all else, fun.

In August 2019, our parent company and Class A Member, Work Hard Play Hard Train Hard, Inc., launched its first GRIT fitness studio in Union Square, New York City. In July 2019, we signed a lease for our GRIT fitness studio location in San Francisco on Market Street in the Castro District.

The GRIT BXNG group-fitness studio offers 50-minute full body workouts with the aim of building strength and confidence through powerful boxing sequences. GRIT BXNG classes utilize high intensity interval training in a club-like atmosphere with a surround sound system, dynamic lighting, video screens, and inspirational trainers. In addition to the boxing classes, the GRIT facility design includes a full-service liquor bar, providing the GRIT community with a place to socialize workouts. We believe that music, lights and video are the differentiating factors that allow for the creation of a vibrant social community within an entertainment driven, multi-layered fitness experience.

This Regulation CF offering is being conducted through a website that is operated by Wefunder Portal, LLC, a FINRA/SEC registered funding-portal ("WeFunder"), which is not a registered broker-dealer. WeFunder does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. WeFunder has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither WeFunder nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

WeFunder does not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted membership units that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the Company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission (SEC) has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

The Company

1. **What is the Name of the Issuer?**

Name:	Steve's Gym LLC
State of Organization:	Delaware
Date Company Was Formed:	01/30/19
Type of Company:	Limited Liability Company
Address:	2283 Market Street, San Francisco CA 91114
Website Address:	www.stevesgymllc.com

Eligibility

2. **Steve's Gym LLC certifies that the following statements are true:**

- The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.
    - The Company is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of the offering statement (or for such shorter period that the issuer was required to file such reports).

    o The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors and Officers of the Company

4. **The table below sets forth information concerning the Directors and other Executive Officers of the Company.**

Executive Officers and Directors	Positions Held
William (Bill) Zanker	Chairman of the Board of Managers, Chief Executive Officer and President
Christopher Murray	Chief Operating Officer and Manager
Samantha Delcanto	Director of Retail and Manager

William (Bill) Zanker, *Chairman, Chief Executive Officer and President*

Mr. Zanker has been our Chairman of the Board of Managers, Chief Executive Officer and President since our inception in July 2018. He was previously President of Global Learning Partners LLC from July 2015 until July 2018.   Mr. Zanker is a serial entrepreneur. He grew one of his companies, The Learning Annex, from $5 million (when he reacquired his company) to over $150 million in 3 years. He has been a workout enthusiast for over 40 years, but he never found a workout that inspired him so he decided to build his own.   Bill has founded several consumer brands, from The Learning Annex to Great American Backrub. He is presently promoting Magic Johnson, Suze Orman, Tony Robbins, Sylvester Stallone & many other celebrities in the motivation space at arena shows. A recipient of the PBS award for Excellence in Education, his companies have been on the Inc. 500 list of fastest growing companies.

Christopher Murray, *Chief Operating Officer and Director*

Mr. Murray has been our Chief Operating Officer since our inception in July 2018 and was appointed as a Manager in October 2019. Previously, Mr. Murray was Director of 4 startup based businesses since 2008. Grew them from concept to mid-market companies. Startups he's operated have generated over $150 million in total sales.

Samantha Delcanto, *Director of Retail and Director*

Ms. Delcanto has been our Director of Retail since our inception in July 2018 and was appointed as a Manager in October 2019. Samantha was previously the President of Global Learning Partners LLC from June 2015 through April 2019 and President of the Learning Annex from 2004 through 2015.

Principal Security Holders

5. The following individuals (or entities) beneficially own twenty percent (20%) or more of the Company's securities represent the company as a manager, director, officer or promoter of the offering:

Name and address of beneficial owner	Number of Membership Units beneficially owned	Percentage of all Membership Units beneficially owned
Work Hard Play Hard Train Hard, LLC 9 E. 16th Street, New York, NY 10003	418,000 Class A Units	70.6%[1]

_____

(1) Our parent company, Work Hard Play Hard Train Hard, LLC owns 100% of our Class A Membership Units and after this offering will own 79.6% of all Membership Units issued by us and 100% of all voting units issues by us assuming all 107,000 Class B membership Units offered hereby are sold.

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Business Overview

Steve's Gym LLC (the "Company") is focused on the group fitness market for individuals. We intend to open a GRIT BXNG group-fitness studio in San Francisco, California.   We will seek to provide a one of a kind group fitness experience that inspires our members to stay physically fit and build a community of trainers and members that together will reinforce the idea of community and mutual support engaging in physical activity, including strength training and kick boxing, while moving to the rhythm of music in a club-like studio setting. Our goal is to change people's relationship with exercise by creating a workout that doesn't feel like work, is physically efficient and challenging, spiritually uplifting and above all else, fun.

In August 2019, our parent company, Work Hard Play Hard Train Hard, Inc., launched its first GRIT fitness studio in Union Square, New York City. In July 2019, we signed a lease for our GRIT fitness studio location in San Francisco on Market Street in the Castro District.

The GRIT BXNG group-fitness studio offers 50-minute full body workouts with the aim of building strength and confidence through powerful boxing sequences. GRIT BXNG classes utilize high intensity interval training in a club-like atmosphere with a surround sound system, dynamic lighting, video screens, and inspirational trainers. In addition to the boxing classes, the GRIT facility design includes a full-service liquor bar, providing the GRIT community with a place to socialize workouts. We believe that music, lights and video are the differentiating factors that allow for the creation of a vibrant social community within an entertainment driven, multi-layered fitness experience.

We intend to rely heavily on social media and our parent company has entered into an endorsement agreement with PitBull to act as our celebrity spokesperson.

Our Vision

There are many reasons so many of us are sedentary, but most behavioral scientists agree that our attitudes about exercise play a defining role. If we expect exercise to be fun and enjoyable, we often will exercise. If not, we won't.   Every commercial fitness studio, whether it be an LA Fitness, Planet Fitness or Gold's Gym location, seems to feel the same; GRIT is designed to bring fitness to the next level, with its club lighting and sound, extraordinary workout, and community of attendees who love to work out while having a good time.

The GRIT Workout

GRIT BXNG is a 50-minute full body workout that utilizes nine rounds of intervals to create a unique training regimen. The workouts are aimed at maximizing results, minimizing injuries. The combination of boxing with low impact, water-filled boxing bags and high intensity interval training (HIIT) with benches and treadmills offers several exercise combinations for dynamic and fun workouts. The class curriculum design allows for the creation of a variety of workouts for both novice and experienced boxers alike. Participants are provided with the tools to help develop strength on the bags, endurance and speed on the treadmills and tone bodies and core with floor exercises. GRIT BXNG is designed to target the entire body as attendees will be expected to burn approximately 1,000 calories per session, feel good, and experience an endorphin high for the rest of their day.

Why GRIT BXNG

- *A Differentiated Experience.* At GRIT, we believe music, lights and video, are the differentiating factors that allow us to create a vibrant social community in an entertainment driven, multi-layered fitness experience. We believe that we stand out with our planned proprietary training programs, celebrity trainers, DJ curated playlists, social media influencers in the fitness space and technologically advanced equipment. GRIT is designed to make working out fun. tour goal is to have the impact of a lifestyle brand and make every GRIT attendee feel like they are part of a unique community.

- *Management Team with Strong Social Media Marketing Experience and Experiences and Well known Trainers.* Our Chief Executive Officer has many years of experience in social media marketing including as a motivational speaker. In addition, the celebrities that have endorsed our fitness studios also have a strong presence with social media. Each of the 9 fitness instructors at the parent company's NYC location have years of experience as instructors and have social media presence as influencers and we expect the same will be true of our fitness instructors at our San Francisco location .

- *Large and Attractive Market.* We believe the boutique fitness market is highly attractive given its scale, growth dynamics and consumer trend. According to the 2018 IHRSA Health Club Consumer Report, in 2017, health club membership topped 174 million consumers around the globe, total industry revenue totaled an estimated $87.2 billion in 2017 and the club count exceeded 200,000 facilities. According to the 2017 IHRSA Health Club Consumer Report, membership, and the total number of clubs all increased in the U.S. from 2016 to 2017, revenue grew from $27.6 billion in 2016 to $30 billion in 2017, while membership increased from 57.2 million to 60.9 million. The U.S. club count rose from 36,540 locations to 38,477 sites. Our NYC location sold 13,300 intro packages through the first 5 months of operations. Over 50,000 spots were booked in classes at the NYC studio through the same period

Our Revenue Model

A significant portion of our revenue we expect to be derived from the revenue we generate from our classes. We intend to offer our classes on a "pay-per-class basis" providing the ability to buy one class at a time for $36 or the ability to buy 5, 10, 20 or 30 classes for discounted rates that include the ability to obtain guest passes for free and free drinks at the bar with various expiration dates ranging from 30 days for one class to one year for 30 classes. We also intend to offer our classes on a membership basis that renew every 30 days (the memberships ranging from six classes per 30 days to unlimited classes per 30 days), which include discount rates that also include the ability to obtain guest passes for free and free drinks at the bar. In addition, we also expect to derive revenue from our corporate events.

We also expect to derive a small amount of revenue from glove rental ($3 per pay), hand wraps ($8 per wrap) and sales of clothing that contains our GRIT logo.

Endorsement Agreement with PitBull

In October 2018, our parent company, Work Hard Play Hard Train Hard, Inc., entered into an exclusive Endorsement Agreement with 4SHO NOW, LLC to provide the services of Pitbull as its celebrity spokesperson. The Endorsement Agreement has a term of three years, which commenced in April 2019. Under the Endorsement Agreement, Pitbull has agreed to promote GRIT BXING on social media and through other promotional activities, including public appearances and we have the right to use Pitbull's name and likeness to promote our business. During the term of the Agreement and for a period of twelve months thereafter Pitbull has agreed not to appear or perform in, participate in the development of, endorse, market or promote or authorize any third party to market, promote, distribute or otherwise exploit any good or service based on or similar to the services to be provided to our parent company. As compensation for the services, our parent company agreed to issue Pitbull five percent (5%) of its then outstanding equity, of which 1.67% was issued upon execution of the Endorsement Agreement, 1.67% (65,950 shares of common stock) was issued on the one (1) year anniversary of the commencement date and 1.66% (65,950 shares of common stock) is anticipated to be issued on the two (2) year anniversary of the commencement date. Our parent company also agreed to compensate him for public appearances requested by us at a fee to be determined at a reasonable amount in advance of each such appearance.

Trademarks

Our parent company has developed, and we use registered trademarks in our business, particularly relating to our corporate and product names. Our parent company owns the trademarks "GRITBOXING" and "GRITBXNG" that are registered with the U.S. Patent and Trademark Office. Registration of a trademark enables the registered owner of the mark to bar the unauthorized use of the registered trademark in connection with a similar product in the same channels of trade by any third-party in the respective country of registration, regardless of whether the registered owner has ever used the trademark in the area where the unauthorized use occurs.

Our parent company and we also claim ownership and protection of certain product names, unregistered trademarks, and service marks under common law. Common law trademark rights do not provide the same level of protection that is afforded by the registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is used. We believe these trademarks, whether registered or claimed under common law, constitute valuable assets, adding to recognition of our brands and the effective marketing of our products. We intend to maintain and keep current all our trademark registrations and to pay all applicable renewal fees as they become due. The right of a trademark owner to use its trademarks, however, is based on a number of factors, including their first use in commerce, and trademark owners can lose trademark rights despite trademark registration and payment of renewal fees. We therefore believe that these proprietary rights have been and will continue to be important in enabling us to compete. See "Risk Factors".

We intend to protect our legal rights concerning intellectual property by all appropriate legal action. Consequently, we may become involved from time to time in litigation to determine the enforceability, scope, and validity of any of the foregoing proprietary rights.

The U.S. Fitness Industry

According to the 2018 IHRSA Health Club Consumer Report, in 2017, health club membership topped 174 million consumers around the globe, total industry revenue totaled an estimated $87.2 billion in 2017 and the club count exceeded 200,000 facilities. According to the 2017 IHRSA Health Club Consumer Report, membership, and the total number of clubs all increased in the U.S. from 2016 to 2017, revenue grew from $27.6 billion in 2016 to $30 billion in 2017, while membership increased from 57.2 million to 60.9 million. The U.S. club count rose from 36,540 locations to 38,477 sites.

A recent study by the Physical Activity Council (PAC) claims millennials are the most active generation. The 2018 report, which surveyed 30,999 Americans, divided different generations into five activity levels, ranging from "active to a healthy level" to "inactive." According to the report, nearly half of millennials (ages 19 to 38) participated in high-calorie-burning activities in 2017. A survey by nutrition company My Protein found that Millennials spend an average of $155 per month on health and fitness; that's $112,000 in their entire lifetime.

In addition, the management consultancy firm Kurt Salmon's retail and consumer division 2017 report indicates that the small-box studio format is outpacing the old-fashioned gym, with revenue, on average, was up 8.5% year-over-year at chains like SoulCycle, The Bar Method and Flywheel, where members pay per class. When private equity firm Catterton bought a majority stake in 300-strong ballet barre workout chain Pure Barre, the Wall Street Journal reported that on average boutique fitness attendees work out around 15 times a month and spend around $142 a month on classes, as compare that to the average gym goer, who works out 10 times a month and spends $65 a month on gym fees.

U.S. Club members use their gym on average 104 days a year, said Joe Moore, IHRSA president and CEO. Results show that more than one out of five Americans belonged to at least one U.S. health club or studio, according to IHRSA.

Competition

The boutique fitness studio industry is highly competitive and continues to become more competitive. We compete with other general health and fitness clubs, private studios, amenity and condominium clubs and, to a certain extent, the home-use fitness equipment industry that offer or make available boxing alternatives. There are approximately 60 fitness studios within blocks of our planned fitness studio in the Castro District, San Francisco. The fitness industry is highly fragmented and we face competition from individual boutique fitness studios. We will also compete with other entertainment and retail businesses for the discretionary income in our target demographics. We compete for studio space as well as qualified instructors with numerous companies. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

We believe that we successfully compete on the basis of our differentiated fitness experience and our premium brand. Additionally, we believe that our culture of service and our focus on community differentiates us from our competitors and will allow us to strengthen customer loyalty. Not only will we compete for customers but we will also compete for trainers, many of whom are committed to other fitness studios. These competitive conditions may limit our ability to increase class fees without a material loss in customers, attract new customers and attract and retain qualified personnel, among others. Additionally, consolidation in the boutique studio industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates or newly constructed club locations, thereby increasing costs associated with expansion through both acquisitions and lease negotiation and real estate availability for newly constructed club locations.

The number of competitor clubs that offer lower pricing and a lower level of service continue to grow. These clubs may attract, customers away from our boutique fitness studios, particularly in the current consumer environment. Furthermore, smaller and less expensive weight loss facilities present a competitive alternative for consumers.

In addition, we face competition from competitors offering comparable or higher pricing with higher levels of service or offerings. Larger outer-suburban, multi-recreational family fitness centers, in areas where suitable real estate is more likely to be available, also compete against our suburban, fitness-only models. We also face competition from the increased popularity and demand for private clubs offering group exercise classes. The prevalence of these smaller clubs may compete against our own club type offerings, such as cycling, yoga and pilates, as consumers may opt to use these competing clubs to fulfill their fitness needs. In addition, large competitors could enter the urban regions in which we operate to open a chain of clubs in these regions through one, or a series of, acquisitions.

Marketing

We intend to leverage the awareness of our parent company's NYC studio and use a grassroots marketing strategy to build brand awareness and drive riders to our studio. Before our new studio opens, we intend to create excitement for our brand by engaging directly in the communities around the studio by having a grand opening with appearances from our celebrity endorser and through our brand influencers. We intend to use different marketing strategies and promotions to appeal to both women and men as well as a broad age group. It is our customer experience that will drive word-of-mouth marketing, which will encourage customers to try our fitness studio.

We intend to maintain an active social media program utilizing the marketing experience of our founder. Several of our parent company's celebrity investors, including our spokesperson Pitbull, have endorsed our business on social media and we anticipate that several of our trainers, who will be influencers, will do the same. In addition, we take a proactive approach to public relations through national, local and trade media outlets.

Sourcing and Manufacturing

There are three primary pieces of equipment in our fitness studio – water-filled, pear-shaped boxing bags from manufacturer Aquabags, weight-training benches from manufacturer Escape Fitness, and treadmills from manufacturer FreeMotion. Boxing gloves and handwraps are developed by manufacturer Sanabul. The Company maintains positive with each of its key equipment vendors.

Management Information Systems

Our management information systems provide a full range of business process support to our studio, our studio operations and support center teams. Our systems should provide us with enhanced operational efficiencies, scalability, increased management control and timely reporting that allow us to identify and respond to trends in our business.

Employees

As of January 31, 2020, we had one employee, excluding our founders, Dylan Zanker, Bill Zanker, Ediva Zanker and Samantha DelCanto.

Legal Proceedings

There are no pending legal proceedings against us.

Our Corporate History

Steve's Gym LLC was organized on January 3, 2019 in the State of Delaware.

Our Corporate Information

Our principal executive offices are located at 2283 Market Street, San Francisco, California 94114, and our telephone number is (212) 727-2077. Our website address is *www.stevesgymllc.com*. Information contained in our website does not form part of the prospectus and is intended for informational purposes only.

7. Risk Factors

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Material factors that make an investment in the Company speculative or risky:

Investing in our Class B Membership Units involves risks. In addition to the other information contained in the offering statement, you should carefully consider the following risks before deciding to purchase shares of our Class B Membership Units in the offering. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Some statements in the offering statement, including statements in the following risk factors, constitute forward-looking statements. Please refer to "Cautionary Statement Regarding Forward-Looking Statements" for more information regarding forward-looking statements.

Risks Related to Our Business

We have not commenced operations.

We were formed in Delaware in January 2019 and intend to construct a GRIT boutique fitness studio in San Francisco, California and our parent company recently commenced operations as a boutique fitness studio in NYC. We may not be able to demonstrate our ability to overcome the risks frequently encountered in the boutique fitness studio industry and are subject to many of the risks common to early stage companies, including the uncertainty as to our ability to implement our business plan, market acceptance of our proposed business and services, under-capitalization, cash shortages, limitations with respect to personnel, financing and other resources and uncertainty of our ability to generate significant revenues, among others. There is no assurance that our activities will be successful or will result in any profit, and the likelihood of our success must be considered given the current stage of our development. There can be no assurance that we will be able to consummate our business strategy and plans, or that we will not be subject to financial, technological, market, or other limitations that may force us to modify, alter, significantly delay, significantly impede or terminate the implementation of such plans. We have no operating results for investors to use to evaluate our operations or identify historical trends. Investors should consider our prospects in light of the risk, expenses and difficulties we will encounter as an early stage company. Our revenue and income potential is unproven and our business model is continually evolving. We are subject to the risks inherent to the operation of a new business enterprise, and cannot assure you that we will be able to successfully address these risks.

Our financial statements have been prepared assuming that we will continue as a going concern.

Our operating losses, negative cash flows from operations and limited alternative sources of revenue raise substantial doubt about our ability to continue as a going concern. Our financial statements for the period ended December 31, 2019 do not include any adjustments that might result from the outcome of this uncertainty. If we cannot raise adequate capital on acceptable terms or generate sufficient revenue from operations we will need to revise our business plans.

We have limited financial and other information upon which an investor can base their decision.

Inasmuch as we have generated no revenue to date, we have limited financial information upon which you can base your investment decision. Our reviewed financial statements for the period ended December 31, 2019, primarily reflect our start-up costs and do not reflect our planned operations. Therefore, the reviewed financial statements for the period ended December 31, 2019 should not be relied upon as an indication of our future operations. In addition, any financial statements that we have prepared are not audited financial statements but have been reviewed. An audit usually includes an examination by an independent certified public accountant of evidence supporting amounts and disclosures, assessments of the accounting principles use and estimates made by management and an evaluation of the overall financial presentation. Investors will not have the benefit of such examination, assessment or evaluation. An independent audit might result in additional disclosure or adjustments that might materially and adversely alter the financial information presented herein.

We have experienced operating losses to date and expect to continue to generate operating losses and experience negative cash flows and it is uncertain whether we will achieve profitability.

For the period ended December 31, 2019, we incurred a net loss of $5,578. We expect to incur operating losses until such time, if ever, as we are able to achieve sufficient levels of revenue from operations. There can be no assurance when we will commence operating or that we will ever generate significant revenue or achieve profitability. Accordingly, the extent of future losses and the time required to achieve profitability, if ever, cannot be predicted at this point. Our operating results for future periods will be subject to numerous uncertainties and there can be no assurances that we will be profitable in the foreseeable future, if at all. If our revenues decrease in a given period, we may be unable to reduce operating expenses as a significant portion of our operating expenses are expected to be fixed (such as our lease payments), which could materially and adversely affect our business and, therefore, our results of operations and lead to a net loss (or a larger net loss) for that period and subsequent periods.

Our failure to achieve or maintain profitability may negatively impact the value of our securities and financing activities.

We are dependent upon access to external sources of capital to grow our business.

Our business strategy contemplates future access to debt and equity financing to fund the expansion of our business. The inability to obtain sufficient capital to fund the expansion of our business could have a material adverse effect on us. There can be no assurance given that we will be able to raise the funds needed.

We have, and will continue to have, significant lease obligations. We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs and the need to generate significant cash flow to meet our lease obligations.

We have, and will continue to have, significant lease obligations. We have entered into a 65-month lease for our fitness studio in the Castro District, San Francisco.   The base monthly rent commences at $14,500 and increases over the term of the least to $16,320 per month.

We will depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, we may not be able to service our lease expenses, which could materially harm our business. Furthermore, the significant cash flow required to satisfy our obligations under the lease increases our vulnerability to adverse changes in general economic, industry, and competitive conditions, among others, and could limit our ability to fund working capital, incur indebtedness, and make capital expenditures or other investments in our business.

If our studio is not profitable, and we decide to close it, we will nonetheless be committed to perform our obligations under the lease including, among other things, paying the base rent for the balance of the lease term. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

We anticipate that our fitness studio in its initial years of operation will experience prolonged periods of losses.

Upon opening our fitness studio, we expect to experience an initial period of fitness studio operating losses. The receipts from new customers typically generate insufficient revenue for a fitness studio to initially generate positive cash flow. As a result, we expect our clubs to operate at a loss in their first full year of operations and to have lower margins in its second full year of operations. These operating losses and low margins will negatively impact our results of operations.   This negative impact will be increased by the initial expensing of pre-opening costs, which include legal and other costs associated with permitting and zoning requirements, as well as depreciation and amortization expenses, among others, which will further negatively impact our results of operations.

We may incur rising costs related to fitness studios and maintaining our existing clubs. If we are not able to pass these cost increases through to our customers, our returns may be adversely affected.

Our club in San Francisco will require, significant upfront investment. If our investment is higher than we had planned, we may need to outperform our operational plan to achieve our targeted return. We cannot assure that we can offset cost increases by increasing our class fees and improving profitability through cost efficiencies. Our estimates of future expenses and required cash outlays may be incorrect in light of the fact that we have limited operating history upon which to form a basis for such estimates.

We have inadequate capital and need for additional financing to accomplish our business and strategic plans.

We have very limited funds, and such funds are not adequate to develop our current business plan. At December 31, 2019, our cash balance was $106. We believe that for us to be successful, we will be required to spend a significant amount of capital to build and market our club. If the revenue derived from operations is not as anticipated, our ultimate success may depend on our ability to raise additional capital. In the absence of additional financing or significant revenues and profits, we will have to approach our business plan from a much different and much more restricted direction, attempting to secure additional funding sources to fund our growth which could include borrowings, private offerings, public offerings, or some type of business combination, such as a merger, or buyout. In addition, any future sale of our convertible securities or equity securities would dilute the ownership and control of your shares and could be at prices substantially below prices at which our shares have previously been sold. Our inability to raise capital could require us to significantly curtail or terminate our operations, as well as negatively impact our ability to repay the notes upon maturity. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.

Since we are not a reporting public company, we are not subject to the internal control requirements that are imposed upon public companies to safeguard assets and we do not publicly file information about our Company.

There have been many legislative enactments, such as the Sarbanes-Oxley Act of 2002, which impose new internal control requirements upon public companies and have caused public companies to implement changes in their corporate governance practices.   These new internal control requirements help to safeguard assets and prevent inefficient use of assets and wrongdoing. However, since these requirements are only imposed upon public companies and are very costly to implement, it is most likely that we will not implement many, or any, of these requirements. Therefore, our internal controls for prior periods may not be as strong as those of many public companies. In addition, we do not file quarterly, annual or current reports with the SEC, therefore, there is little public information about us to base an investment decision upon.

We are dependent on our Chief Executive Officer. In addition, the loss of key personnel and/or failure to attract and retain highly qualified personnel could make it more difficult for us to develop our business and enhance our financial performance.

We are dependent on the continued services of our senior management team, including our Chief Executive Officer, who has created our business strategy and has the relationships with our celebrity endorser and social media influencers. We believe the loss of our Chief Executive Officer could have a material adverse effect on us and our financial performance. Currently, we do not have any long-term employment agreements with our executive officers, and we may not be able to attract and retain sufficient qualified personnel to meet our business needs. We may not be successful in attracting and retaining the personnel we require to develop and market our clubs. The loss of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could negatively impact our ability to design, develop, and market our clubs.

We are dependent on our parent company for the supply of many services, including our marketing and celebrity endorsements.

Work Hard Play Hard Train Hard, Inc., our parent company, has contracts with third parties for the purchase of equipment, IT services, marketing and celebrity endorsements. If our relationship with our parent company or its relationship with these third parties were terminated our business would suffer.

Our manager sand executive officers may be subject to conflicts of interest.

Our managers and executive officers are also directors of our parent company and employed by our parent company and therefore will be working for us on   apart time basis. This may result in them being unable to devote time and attention to our studio at times when needed.

Our management team has very limited experience in the operation of health clubs.

Although, our management team, in particular our Chief Executive Officer, has held many executive officer positions at other companies, neither he, nor the other members of management (other than our Curriculum Developer), has in the past operated a health club studio other than our NYC studio which opened in August 2019. The lack of experience of a significant portion of our management team in operating health clubs could adversely affect the success of our business.

We may be unable to attract and retain customers, which could have a negative effect on our business.

The performance of our fitness studio will be highly dependent on our ability to attract and retain customers, and we may not be successful in these efforts. We intend to offer all our classes on a "pay-per-class basis" and on a membership basis, with the ability to buy classes in bulk at a discount. Although we plan to offer our customers different pricing options, which include recurring month-to-month memberships, because all customers will be able to discontinue their classes at our club at any time without penalty it will be difficult to estimate future income.   In addition, we expect that we will experience attrition and will need to continually engage existing customers and attract new customers in order to maintain our revenue levels and ancillary sales. There are numerous factors that could in the future lead to a decline in customer levels or that could prevent us from increasing our number of customers, including a decline in our ability to deliver quality service at a competitive cost, the age and condition of our clubs and equipment, the presence of direct and indirect competition in the areas in which the clubs are located, the public's interest in boutique studios and general economic conditions, among others. In order to increase customer levels, we may from time to time offer lower rates and fees. Any decrease in our average rates may adversely impact our results of operations.

Negative economic conditions, including increased unemployment levels and decreased consumer confidence, have in the past contributed to, and in the future could lead to, significant pressures and declines in economic growth, including reduced consumer spending. In a depressed economic and consumer environment, consumers and businesses may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our services and products and such decline in demand may continue as the economy continues to struggle and disposable income declines. Other factors that could influence demand include increases in fuel and other energy costs, conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior, among others. As a result of these factors, customer levels might not be adequate to maintain our operations at profitable levels or permit the expansion of our operations.

In addition, to the extent corporate clients are adversely affected by negative economic conditions, they may decide, as part of expense reduction strategies, to curtail or cancel club benefits provided to their respective employees. Any reductions in corporate support may lead to reduced attendance at our clubs as we cannot assure that employees of corporate customers will choose to continue their classes at our clubs without employer subsidies. A decline in customer levels may have a material adverse effect on our business, financial condition, results of operations and cash flows, among others.

The level of competition in the boutique fitness studio industry could negatively impact our revenue growth and profitability.

The boutique fitness studio industry is highly competitive and continues to become more competitive. In San Francisco where we plan to operate, we will compete with other boutique fitness studios, fitness clubs, private clubs, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, amenity and condominium clubs, the YMCA and similar organizations and, to a certain extent, with racquet and tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry, among others. We will also compete with other entertainment and retail businesses for the discretionary income in our target demographics. We compete for studio space as well as qualified instructors with numerous companies. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

We might not be able to compete effectively in the future in the regions in which we operate. Competitors include companies that are larger and have greater resources than us and these companies may also enter these regions to our detriment. These competitive conditions may limit our ability to increase class fees without a material loss in customers, attract new customers and attract and retain qualified personnel, among others. Additionally, consolidation in the boutique studio industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates or newly constructed club locations, thereby increasing costs associated with expansion through both acquisitions and lease negotiation and real estate availability for newly constructed club locations.

The number of competitor clubs that offer lower pricing and a lower level of service continue to grow. These clubs may attract, customers away from our boutique fitness studios, particularly in the current consumer environment. Furthermore, smaller and less expensive weight loss facilities present a competitive alternative for consumers.

In addition, we face competition from competitors offering comparable or higher pricing with higher levels of service or offerings. Larger outer-suburban, multi-recreational family fitness centers, in areas where suitable real estate is more likely to be available, also compete against our suburban, fitness-only models. We also face competition from the increased popularity and demand for private clubs offering group exercise classes. The prevalence of these smaller clubs may compete against our own club type offerings, such as cycling, yoga and pilates, as consumers may opt to use these competing clubs to fulfill their fitness needs. In addition, large competitors could enter the urban regions in which we operate to open a chain of clubs in these regions through one, or a series of, acquisitions.

The success of our business depends on our ability to retain the value of our brands.

Our ability to maintain our brand image and reputation will be integral to our business. Maintaining, promoting and growing our brand will depend largely on the success of our marketing efforts and those of our affiliated entities and our ability to provide a consistent, high-quality customer experience. Our reputation could be jeopardized if we or our affiliated entities fail to maintain high standards for customer experiences, fail to maintain high ethical, social, and environmental standards for all of our operations and activities, or we or our affiliated entities fail to appropriately respond to concerns associated with any of the foregoing or any other concerns from our customers. We could be adversely impacted if we fail to achieve any of these objectives or if the reputation or image of any of our brands is tarnished or receives negative publicity. In addition, adverse publicity about regulatory or legal action against us, our affiliated entities or by us or our affiliated entities, could damage our reputation and brand image. Damage to our reputation or loss of consumer confidence for any of these reasons may result in fewer customers, which in turn could materially and adversely affect our results of operations and financial condition. In addition, it may materially impact our ability to operate existing locations.

Our business will be geographically concentrated which heightens our exposure to adverse regional developments.

We plan to open our first boutique fitness studio on Market Street in the Castro District, San Francisco. Our geographic concentration in the San Francisco metropolitan area heightens our exposure to adverse developments in this area, including those related to economic and demographic changes in this area, competition, severe weather, potential terrorist threats or other unforeseen events.

We cannot predict the impact that any future severe weather events will have on our ability to avoid wide-spread or prolonged club closures. Any such events affecting the area in which we operate might result in a material adverse effect on our business, financial condition, cash flows and results of operations in the future.

Any condition that causes people to refrain, or prevents people, from visiting our clubs, such as severe weather, outbreaks of pandemic or contagious diseases, or threats of terrorist attacks may adversely affect our business, operating results and financial condition.

Our business and operations could be materially and adversely affected by severe weather or outbreaks of pandemic or contagious diseases, threats of terrorist attacks or other conditions that cause people to refrain, or prevent people, from visiting our clubs. Our business could be severely impacted by a widespread regional, national or global health epidemic. A widespread health epidemic or perception of a health epidemic (such as Coronavirus outbreaks), whether or not traced to one of our clubs, may cause customers and prospective customers to avoid public gathering places or otherwise change their behaviors and impact our ability to staff our studios. Outbreaks of disease, such as influenza, could reduce traffic in our clubs. Any of these events would negatively impact our business. In addition, any negative publicity relating to these and other health-related matters may affect customers' perceptions of our studios, reduce customer and prospective customer visits to our studios and negatively impact demand for our studio offerings.

Further, terrorist attacks, such as the attacks that occurred in New York City and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect our markets or our operating results. Our geographic concentration in San Francisco heightens our exposure to any such future terrorist attacks, which may adversely affect our studios and result in a decrease in our revenues. The potential near-term and long-term effect these attacks may have for our customers and the markets for our services are uncertain; however, their occurrence can be expected to further negatively affect the U.S. economy generally and specifically the markets in which we operate. The consequences of any terrorist attacks or any armed conflicts are unpredictable; and we may not be able to foresee events that could have an adverse effect on our business.

Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could adversely affect our revenues and gross profit.

Equipment and certain products and services to be used in our club, including our exercise equipment and point-of-sale software and hardware, are expected to be sourced from third-party suppliers. Although we believe that adequate substitutes are currently available, we will be dependent upon these third-party suppliers to operate our business efficiently and consistently meet our business requirements. The ability of these third-party suppliers to successfully provide reliable and high-quality services is subject to technical and operational uncertainties that are beyond our control, including, for our overseas suppliers, vessel availability and port delays or congestion. Any disruption to our suppliers' operations could impact our supply chain and our ability to service our studio on time or at all and thereby generate revenue. If we lose such suppliers or our suppliers encounter financial hardships unrelated to the demand for our equipment or other products or services, we may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers would be time consuming and expensive and may result in interruptions in our operations. If we should encounter delays or difficulties in securing the quantity of equipment we require to open our studio and refurbish it in later years, our suppliers encounter difficulties meeting our demands for products or services, our websites experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of products or services provided, our ability to serve our customers and grow our brand would be interrupted. If any of these events occur, it could have a material adverse effect on our business and operating results.

Increases in the minimum wage could increase the cost of our labor and have an adverse effect on our financial results.

We expect to have a substantial number of hourly employees who are paid wage rates above the applicable federal or state minimum wage in order for our wages to remain competitive. From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in a number of individual states and municipalities.. Although we expect to pay our hourly employees wages above the applicable federal or state minimum wage, as federal or state minimum wage rates increase, we may need to increase the wages paid to our hourly employees in order to remain competitive. Any increase in the cost of our labor could have an adverse effect on our operating costs, financial condition and results of operations.

Our trademarks and trade names may be infringed, misappropriated or challenged by others.

We believe our brand names and related intellectual property are important to our business. We seek to protect our trademarks, trade names and other intellectual property by exercising our rights under applicable trademark and copyright laws. If we or our affiliated entities were to fail to successfully protect our intellectual property rights for any reason, it could have an adverse effect on our business, results of operations and financial condition. Any damage to our reputation or that of our affiliated entities could cause customer levels to decline and make it more difficult to attract new customers.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of internet-based communication, which allow individuals' access to a broad audience of consumers and other interested persons. Negative commentary about us or our affiliated entities may be posted on social media platforms or similar devices at any time and may harm our reputation or business. Consumers value readily available information about health clubs and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our studio, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our stores.

We also intend to use social medial platforms as marketing tools. For example, we intend to maintain Facebook and Instagram accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

We are dependent upon the public image of our affiliated entity's celebrity investors and spokespersons and any negative publicity regarding our celebrity investors or spokespersons could have a negative effect on our business.

If there is any negative publicity about the celebrity investors and spokespersons for our parent company or us, the negative publicity could have an adverse impact on our business. A large part of our marketing plan has revolved around increasing our public image and that of our affiliated entities in the cities in which we have studios. Currently, Pitbull and Tony Robbins are shareholders in our parent company and Pitbull is a spokesperson for our parent company and each have posted information about our parent company on social media which we expect to drive customers to our studio.

If we fail to comply with applicable privacy, security, and data laws, regulations and standards, our business could be materially and adversely affected.

We intend to use electronic mail ("email"), text messages and phone calls to market our services to potential customers and as a means of communicating with our existing members. The laws and regulations governing the use of telephonic communication, including but not limited to emails, text messages and phone calls, for commercial purposes continue to evolve. Because messaging and phone calls will be important to our business, if we are unable to successfully deliver messages or make phone calls to existing customers and potential customers, if there are legal restrictions on delivering these messages to consumers, or if consumers do not or cannot receive our messages or phone calls, our revenues and profitability could be adversely affected. If new laws or regulations are adopted, or existing laws and regulations are interpreted, to impose additional restrictions on our ability to call or send email or text messages to our customers or potential customers, we may not be able to communicate with them in a cost-effective manner and it may limit our ability to utilize such forms of communication. In addition to legal restrictions on the use of emails, text messages and phone calls for commercial purposes, service providers and others attempt to block the transmission of unsolicited messages, commonly known as "spam." Many service providers have relationships with organizations whose purpose it is to detect and notify the service providers of entities that the organization believes is sending unsolicited messages. If a service provider identifies messaging from us as "spam" as a result of reports from these organizations or otherwise, we could be placed on a restricted list that will block our messages to customers or potential customers. If we are restricted or unable to communicate through emails, text messages or phone calls with our customers and potential customers as a result of legislation, regulation, blockage or otherwise, our business, operating results and financial condition could be adversely affected.

Security and privacy breaches may expose us to liability and cause us to lose customers.

Federal and state law requires us to safeguard all customer financial information, including credit card information. Although we are establishing security procedures and protocol, including credit card industry compliance procedures, to protect against identity theft and the theft of our customers' financial information, our security and testing measures may not prevent security breaches and breaches of customers' privacy may occur, which could harm our business. For example, we expect that a significant number of our users will provide us with credit card and other confidential information and authorize us to bill their credit card accounts directly for our products and services. Techniques used to obtain unauthorized access or to sabotage systems change frequently and are constantly evolving. These techniques and other advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or other developments may result in a compromise or breach of the technology used by us or one of our vendors to protect customer data. We may be unable to anticipate these techniques or to implement adequate preventive or reactive measures. Several recent, highly publicized data security breaches at other companies have heightened consumer awareness of this issue. Further, a significant number of states require the customers be notified if a security breach results in the disclosure of their personal financial account or other information. Additional states and governmental entities are considering such "notice" laws. In addition, other public disclosure laws may require that material security breaches be reported.

Any compromise of our security or that of our third-party vendors or noncompliance with privacy or other laws or requirements could harm our reputation, cause our customers to lose confidence in us, or harm our financial condition and, therefore, our business. In addition, a party who is able to circumvent our security measures or exploit inadequacies in our security measures or that of our third-party vendors, could, among other effects, misappropriate proprietary information, cause interruptions in our operations or expose customers to computer viruses or other disruptions. We may be required to make significant expenditures to protect against security breaches or to remedy problems caused by any breaches. Actual or perceived vulnerabilities may lead to claims against us. To the extent the measures taken by us or our third-party vendors prove to be insufficient or inadequate, we may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to our reputation.

We will rely on mobile operating systems and application marketplaces to make our apps available to our customers, and if we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high customer reviews, our usage or brand recognition could decline and our business, financial results and results of operations could be adversely affected.

We will depend in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make our apps available to customers. Any changes in such systems and application marketplaces that degrade the functionality of our apps or give preferential treatment to our competitors' apps could adversely affect our platform's usage on mobile devices. If such mobile operating systems or application marketplaces limit or prohibit us from making our apps available to customer, make changes that degrade the functionality of our apps, increase the cost of using our apps, impose terms of use unsatisfactory to us or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors' placement in such mobile operating systems' application marketplace is more prominent than the placement of our apps, overall growth in our customer base could slow. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our app. Additionally, in order to deliver a high-quality app, we need to ensure that our offerings are designed to work effectively with a range of mobile technologies, systems, networks and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance customer' experience. If customers encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, our business, financial condition and results of operations could be adversely affected.

We are subject to government regulation, and changes in these regulations could have a negative effect on our financial condition and results of operations.

Our operations and business practices are subject to federal, state and local government regulation, including, but not limited to the following:

- general rules and regulations of the Federal Trade Commission;

- rules and regulations of state and local consumer protection agencies;

- federal and state laws and regulations governing privacy and security of information; and

- state and local health regulations.

Any changes in such laws or regulations could have a material adverse effect on our financial condition and results of operations.

We could be subject to claims related to health or safety risks at our boutique fitness studios.

Use of our boutique fitness studio will pose some potential health or safety risks to customers or guests through physical exertion and use of our services and facilities, including exercise equipment. Claims might be asserted against us for injury suffered by, or death of customers or guests while exercising at the studio. We might not be able to successfully defend such claims. As a result, we might not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential claims. Depending upon the outcome, these matters may have a material effect on our consolidated financial position, results of operations and cash flows.

We will be subject to a number of risks related to ACH, credit card and debit card payments we accept.

We intend to accept payments through automated clearing house ("ACH"), credit card and debit card transactions. For ACH, credit card and debit card payments, we will pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our classes, which could cause us to lose customers or suffer an increase in our operating expenses, either of which could harm our operating results.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our customer satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our customers' credit cards, debit cards or bank accounts on a timely basis or at all, we could lose customers revenue, which would harm our operating results.

If we fail to adequately control fraudulent ACH, credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card and debit card related costs, each of which could adversely affect our business, financial condition and results of operations. The termination of our ability to process payments through ACH transactions or on any major credit or debit card would significantly impair our ability to operate our business.

Regulatory changes in the terms of credit and debit card usage, including any existing or future regulatory requirements, could have an adverse effect on our business.

Our business will rely heavily on the use of credit and debit cards in sales transactions. Regulatory changes to existing rules or future regulatory requirements affecting the use of credit and debit cards or the fees charged could impact the consumer and financial institutions that provide card services. This may lead to an adverse impact on our business if the regulatory changes result in unfavorable terms to either the consumer or the banking institutions.

Disruptions and failures involving our information systems could cause customer dissatisfaction and adversely affect our billing and other administrative functions.

The continuing and uninterrupted performance of our information systems will be critical to our success. We intend to use a fully-integrated information system to process new customer information, check-in customers and track and analyze sales and customer statistics, the frequency and timing of customer workouts, cross-studio utilization, customer life, value-added services and demographic profiles by customers. This system will also assist us in evaluating staffing needs and program offerings. Correcting any disruptions or failures that affect our proprietary system could be difficult, time-consuming and expensive because we would need to use contracted consultants familiar with our system.

Any failure of our system could also cause us to lose customers and adversely affect our business and results of operations. Our customers may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services to them. Disruptions or failures that affect our billing and other administrative functions could have an adverse effect on our operating results.

Fire, floods, earthquakes, power loss, telecommunications failures, break-ins, acts of terrorism and similar events could damage our systems. In addition, computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our sites. Any system disruption or failure, security breach or other damage that interrupts or delays our operations could cause us to lose customers, damage our reputation, and adversely affect our business and results of operations.

Our growth or changes in the industry could place strains on our information systems and internal controls, which may adversely impact our business.

Future expansion or changes in the industry will place increased demands on our administrative, operational, financial and other resources. Any failure to manage such growth or changes effectively could seriously harm our business. To be successful, we will need to continue to improve management information systems and our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention.

Outsourcing certain aspects of our business could result in disruption and increased costs.

We intend to outsource certain aspects of our business to third-party vendors that subject us to risks, including disruptions in our business and increased costs. For example, we intend to engage third-parties to host and manage certain aspects of our data center, information and technology infrastructure and electronic pay solutions. Accordingly, we will be subject to the risks associated with the vendor's ability to provide these services to meet our needs. If the cost of these services is more than expected, if the vendor is not able to handle the volume of activity or perform the quality of service that we expect, if we or the vendor are unable to adequately protect our data and information is lost, if our ability to deliver our services is interrupted, or if our third-party vendors face financial or other difficulties, then our business and results of operations may be negatively impacted.

Risks Related to the Offering and Ownership of Our Class B Membership Units

An investment in the Class B Membership Units is speculative and there can be no assurance of any return on any such investment.

An investment in the Class B Membership Units is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in our company, including the risk of losing their entire investment. No assurance can be given that the fair market value of any Class B Membership Units will exceed the price paid by investors for the Class B Membership Units or that investors will be able to profit from their investment in the Class B Membership Units especially in light of the fact that we do not initially intend for our Class B Membership Units to trade on any national securities exchange or over the counter or electronic quotation system.

The offering price of the Class B Membership Units has been determined by us and may not be indicative of our actual value or the value of our securities.

The offering price per unit of the Class B Membership Units have been determined by us, is not based on any market price of the Class B Membership Units (of which there is none) and is not indicative of our actual value or the value of our securities.   The price of the Class B Membership Units bears no relationship to the assets, book value, net worth or any other recognized criteria of our value.   The offering price should not be considered as an indication of our actual value or the value of the Class B Units.

Holders of Class B Membership Units purchased in this offering will have no right to vote.

Holders of Class B Membership Units will have no rights to vote as a Member.

There is no guarantee that we will raise $1,070,000 million in the offering.

Our goal is to raise $1,070,000 in the offering, but there is no guarantee that we will be successful in raising that amount. If we do not raise the entire $1,070,000, we will likely have to review our plans for using the net proceeds from the offering and to reallocate the ways in which the net proceeds will be used. We will have broad discretion in reallocating the use of the net proceeds and you may not approve of the ways the net proceeds are used.

Our management has broad discretion to determine how to use the proceeds received from the offering, and may use them in ways that may not enhance its operating results or the price of our common stock.

We plan to use the net proceeds of the offering to fund the opening of a club in San Francisco as well as for general working capital purposes.   Our management will have broad discretion over the use and investment of the net proceeds of the offering, and accordingly investors in the offering will need to rely upon the judgment of its management with respect to the use of proceeds with only limited information concerning management's specific intentions.   It is possible that we may decide in the future not to use the proceeds of the offering in the manner in which it currently expects.

Our offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

This Offering is on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

Investors in the offering will experience immediate and substantial dilution in the book value of their investment.

The offering price of our Class B Membership Units will be substantially higher than the net tangible book value per unit of our outstanding Class B Membership Units immediately prior to the offering. Therefore, if you purchase our Class B Membership Units in the offering, you will incur an immediate dilution.

An investment in our securities is highly illiquid

It will be very difficult for an investor to sell our securities to a third-party until a market for our securities develops, of which there can be no assurance. Investors must therefore be prepared to bear the economic risk of an investment in our Class B Membership Units for an indefinite period of time. The exit strategy for investors or liquidity event will only occur if an event such as the sale of our company, a full a public offering onto an exchange or national exchange, or a complete refinancing of the business occurs, among other potential events. If you require liquidity in your investments, you should not invest in our common stock.

Future sales of our securities will dilute the ownership interest of our current stockholders.

We may sell additional equity securities in order to raise the funds necessary to expand our operations. Any such transactions will involve the issuance of our previously authorized and unissued securities and will result in the dilution of the ownership interests of our present members.

Our parent company owns all the Class A Membership Units and may exert control over us and may exercise influence over matters subject to shareholder approval.

Our parent company, Work Hard Play Hard Train Hard, Inc., owns all of the voting securities of the Company.   Accordingly, it may exercise complete control over matters requiring shareholder approval, including the election of managers on the Board of Managers, expenditures, use of proceeds and approval of corporate transactions, such as a merger or sale of the Company.

Investor funds will not accrue interest while in escrow prior to closing.

All funds delivered in connection with subscriptions for the Class B Membership Units will be held in a non-interest bearing escrow account until the closing of the offering, if any. We may conduct one of more closings at our discretion. Investors in the Class B Membership Units offered hereby may not have the use of such funds or receive interest thereon pending the completion of the offering.

Our offering is being conducted on a "best efforts" basis and t requires only a minimum amount of $180,000 to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

This offering is on a "best efforts" basis and requires only a minimum amount of $180,000 to be raised in order for us to conduct a closing. If we are not able to raise sufficient funds and only raise the minimum, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

Because we do not anticipate making any distributions to our members in the foreseeable future and until we are profitable, capital appreciation, if any, will be your sole source of potential gain.

We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our shares of Class B Membership Units may be your sole source of gain for the foreseeable future.

We will be subject to significant management and other fees and expenses that must be paid before making distributions to members.

We will pay various fees and expenses related to our ongoing operations regardless of whether or not our activities are profitable. These fees and expenses include, but are not limited to, the management fee paid to our parent company   equal to fifteen percent (15%)   of gross revenue .

Class B Members Will Have No Right to Control Company Operations

The investors in in this Offering will have no opportunity to control the day-to-day operations of the Company, including investment and disposition decisions. The investors must rely entirely on the Managers to conduct and manage the affairs of the company.

An Investment In Class B Units Could Have Possible Adverse Tax Consequences

Our company will be classified as a partnership for federal income tax purposes, and not as an association taxable as a corporation. The Members, and not the Company, are subject to tax on any income or gain realized by the Company. This tax liability exists even in the absence of cash distributions. No representation or warranty of any kind is made with respect to the tax consequences of an investment in in the Offering, or the allocation of taxable income or loss, as provided in the applicable Operating Agreement. Potential investors are advised to consult their own tax advisors with respect to the tax consequences to them of an investment in the Offering.

The restrictions on transferability of Class B Membership Units in the Company will result it in making it more difficult to effect a sale of the Class B Membership Units to a third party.

There are significant restrictions of the ability of Class B Members to Transfer their Class B Membership Units. Under applicable federal and state securities laws, because the Class B Membership Units have been not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, the Class B Membership Units can be sold only if they are subsequently registered under the Securities Act or an exemption from registration is available.   In addition, the Operating Agreement provides the Company and its other Members with right of first refusal rights in the event a Member desires to sell its Membership Units. As such, a Class B Member would be required to provide the Company with 60 days' prior notice of any sale or transfer of its Class B Membership Units and allow the Company 10 days to determine whether to exercise its right of first refusal to acquire the Membership Units, and following any decision not to exercise said rights, allow the other Members 10 days to determine whether to exercise their right of first refusal to acquire the Membership Units.

Class A Members can force a sale or liquidation of the Company

The Operating Agreement also provides the Class A Members with customary "drag-along" rights. These rights provide that in the event of a sale, merger, or other liquidation of the Company approved by the Class A Members, the Class B Members shall be required to sell their Membership Units in the transaction.

The Offering

The Company plans to raise between $180,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $180,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event the Company fails to reach the offering target of $180,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8.   What is the purpose of the offering?

The purpose of the offering is to raise proceeds to be used for business expansion, including the construction of our San Francisco studio, sales and marketing, and general working capital.

9.   How does the issuer intend to use the proceeds of the offering?

The purpose of the offering is to raise proceeds to be used for business expansion, including the construction of our San Francisco studio, sales and marketing, and general working capital.   We will pay Wefunder a fee equal to 6.5% of the total offering proceeds.

The expected use of proceeds represents our intentions based upon current plans and business conditions.   The amounts and timing of expenditures will depend on numerous factors, many of which we have no control over.   Accordingly, management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of management regarding the application of the net proceeds.

10.   How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. <u>Investor Commitment</u>. The Investor will submit, through the portal operated by Wefunder (the "Wefunder Portal"), a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

2. <u>Acceptance of the Investment</u>. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments": screen.

3. <u>Investor Transfer of Funds</u>. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by the Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through the Wefunder Portal.

4. <u>Progress of the Offering</u>. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. <u>Closing: Original Deadline</u>. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and our Wefunder Portal Profile.

6. <u>Early Closings</u>. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about us, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to us from the escrow account, provided that the target offering amount is still met after any cancellations.

7. <u>Book Entry</u>. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

11.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

Wefunder will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel</u>. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel</u>. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 10, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

12.   Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing.

Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13.   Describe the terms of the securities being offered.

The Company is offering up to 107,000 of its non-voting Class B Membership Units at an offering price of $10.00 per Unit for aggregate gross proceeds of $1,070,000 (the "Securities").

The campaign minimum is approximately $180,000 (18,000 Class B Membership Units in the aggregate), with a minimum purchase per investor of 50 Class B Units (or $500).

Voting Rights. The Class B Membership Units are non-voting and will not have the right to vote on any matters submitted to members other than proposed changes to the Company's Operating Agreement which adversely affect the rights of the Class B members.

Distributions. The Class B Membership Units shall receive, their pro rata share annually, of the greater of thirty five percent (35%) of any net profits we generate (after tax and inclusive of a 15% management fee to our parent company) or 8% annual on their investment, until their initial investment has been returned. Thereafter they will receive their pro rata share of the   greater of twenty percent (20%) of any net profits we generate (after tax and inclusive of a 15% management fee to our parent company) or 8% annual on their investment annually in perpetuity.

Redemption Right.   The Company will have a five-year redemption right to purchase the outstanding Class B Membership Units at a price of $14.02 per Unit - exclusive of the net profits or 8% returned.

Liquidation. Upon our liquidation, dissolution or winding up, the holders of Class B Membership Units will be entitled to share ratably in the net assets legally available for distribution to members as set forth above after the payment of all of our debts and our other liabilities.

Transfer Restrictions.   Because the Class B Membership Units have been not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, the Class B Membership Units can be sold only if they are subsequently registered under the Securities Act or an exemption from registration is available.   In addition, the Operating Agreement provides the Company and its other Members with right of first refusal rights in the event a Member desires to sell its Membership Units. As such, a Class B Member would be required to provide the Company with 60 days' prior notice of any sale or transfer of its Class B Membership Units and allow the Company 10 days to determine whether to exercise its right of first refusal to acquire the Membership Units, and following any decision not to exercise said rights, allow the other Members 10 days to determine whether to exercise their right of first refusal to acquire the Membership Units.

Other Rights and Restrictions. Holders of Class B Membership Units do not have preemptive or subscription rights, and they have no right to convert their Class B Membership Units into any other securities. Class A Members have customary "drag-along" rights, and can force a sale or liquidation of the Company and require the Class B Members to sell their Membership Units in the transaction.

14.   Do the securities offered have voting rights?

No.

15.   Are there any limitations on any voting or other rights identified above?

The Class B Membership Units are non-voting.

16.   How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

We are authorized to issue Class A (voting) and Class B (non-voting) Membership Units.   We currently have no outstanding Class B Membership Units. Set forth below is the information with respect to our Class A Membership Units.

Class of Security	Amount Outstanding	Voting Rights
Class A Membership Units	418,000 Units	Yes

Options, Warrants and Other Rights

N/A

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

N/A

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Securities being offered, unlike the outstanding voting Class A Membership Units, are non-voting. In addition, the securities being offered are subject to a right of redemption by the Company and do not receive the same distributions as the Class A Membership Units as they are entitled to their pro rata share of net profits not distributed to Class B Members which could be greater than distributions received by Class B Members.

20.   How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of the sole voting rights in the Company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the Class A Member may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the Securities that you purchase, and you may never see positive returns.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the Securities offered pursuant to this Form C has been determined arbitrarily by us, and does not necessarily bear any relationship to our book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, we did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority owner without voting rights, you are subject to the decisions made by the management team or the majority equity holders. There is a risk that those with voting control exercise voting rights in a manner that is not favorable to the interest of individuals who are minority owners. We will be managed by its officers and be governed in accordance with the strategic direction and decision-making of our Board of Managers, and the investor will have no independent right to name or remove an officer or member of our Board Of Managers.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution and your pro rata share of distributions could be reduced if we issue additional Class B Membership Units, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

We have long term lease obligations under the terms of the lease for our studio in San Francisco, California. The base monthly rent commences at $14,500 and increases over the term of the least to $16,320 per month.

25. **What other exempt offerings has Steve's Gym LLC conducted within the past three years?**

None

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1. **any director or officer of the issuer;**
2. **any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **any immediate family member of any of the foregoing persons.**

We have agreed to pay our parent company and Class A Member, Work Hard Play Hard Train Hard, Inc., a management fee equal to 15% of our gross revenues payable monthly.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

None

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See <u>Appendix A</u> for the following:

    Independent Accountants' Review Report

    Balance Sheet as of December 31, 2019
    Statement of Operations and Members' Equity for the
       period ended December 31, 2019

    Notes to the Financial Statements

30. No predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:

1. has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   a. in connection with the purchase or sale of any security;
   b. involving the making of any false filing with the Commission; nor
   c. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   a. in connection with the purchase or sale of any security;
   b. involving the making of any false filing with the Commission; nor
   c. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   a. at the time of the filing of this offering statement bars the person from:
      i. association with an entity regulated by such commission, authority, agency or officer;
      ii. engaging in the business of securities, insurance or banking; nor
      iii. engaging in savings association or credit union activities.

   b. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4. is subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   a. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;
   b. places limitations on the activities, functions or operations of such person; nor
   c. bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the

time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    a. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; nor

    b. Section 5 of the Securities Act.

6. is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

All information presented to investors hosted on Wefunder.com is available in <u>Appendix B</u>: Business Description & Plan.

The following documents are being submitted as part of the offering:

Certificate of Formation

Operating Agreement

Subscription Agreement

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.stevesgymllc.com.

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.

Appendix A

The accompanying notes are an integral part of these consolidated financial statement.

STEVE'S GYM LLC

FINANCIAL STATEMENTS
(unaudited)

As of and for the period from Inception through December 31, 2019

Together with
Independent Accountants' Review Report

STEVE'S GYM LLC
Index to Financial Statements
(Unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Manager and Member of
Steve's Gym LLC
San Francisco, CA

Report on the Financial Statements
We have reviewed the accompanying financial statements of Steve's Gym LLC (the "Company") (a Delaware limited liability company), which comprise the balance sheet as December 31, 2019, and the related statements of operations and members' deficit, and of cash flows for the period from January 31, 2019 ("Inception") to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is newly formed and has experienced operational losses since Inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Newport Beach, California
February __, 2020

STEVE'S GYM LLC
BALANCE SHEET
(Unaudited)

	December 31, 2019
Assets	
Current assets:	
Cash	$ 106
Total current assets	106
Property and equipment, net	2,500
Lease deposit	29,000
Total assets	$ 31,606
Liabilities and Member's Deficit	
Current liabilities:	
Related party advances	37,184
Total current liabilities	37,184
Total liabilities	37,184
Commitments and contingencies (Note 3)	-
Member's deficit	(5,578)
Total member's deficit	(5,578)
Total liabilities and member's deficit	$ 31,606

See accompanying notes to the financial statements and independent accountants' review report.

2

STEVE'S GYM LLC
STATEMENT OF OPERATIONS AND MEMBER'S DEFICIT
(Unaudited)

	Period Ended December 31, 2019
Revenues	$ -
Operating Expenses:	
General and administrative	5,578
Total operating expenses	5,578
Net income	$ (5,578)
Beginning member's deficit	-
Ending member's deficit	$ (5,578)

See accompanying notes to the financial statements and independent accountants' review report.

STEVE'S GYM LLC
STATEMENT OF CASH FLOWS
(Unaudited)

	Period Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (5,578)
Net cash used in operating activities	(5,578)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Property and equipment, net	(2,500)
Lease deposit	(29,000)
Net cash used in investing activities	(31,500)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from related party advances	37,184
Net cash provided by financing activities	37,184
Change in cash and cash equivalents	106
Cash and cash equivalents, inception	-
Cash and cash equivalents, end of period	$ 106
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to the financial statements and independent accountants' review report.

4

STEVE'S GYM LLC
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Steve's Gym LLC is a Delaware limited liability company formed on January 31, 2019 ("Inception"). The financial statements of Steve's Gym LLC (which may be referred to as the "Steve's Gym", "Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Steve's Gym, is a subsidiary of Work Hard Play Hard Train Hard, LLC, which, through another subsidiary, does business as Grit Bxng, a boutique fitness studio providing classes combining cardio boxing, weight training and treadmills to provide a full-body workout experience. Utilizing this proprietary 3-modular workout, combined with a never-before-seen studio atmosphere featuring world class lights, video and sound, and creating a community destination with a full liquor bar and outdoor café seating, Steve's Gym will operate a Grit Bxng studio in San Francisco.

Management Plans
The Company has no revenue producing activity and has sustained losses since Inception. The Company relies on related party advances for working capital and build out related costs. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through additional related party advances and a proposed Regulation Crowdfunding round of financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company's operations are subject to local regulations, consumer trends, paid or unpaid publicity, and workforce availability, among other things. Significant changes to regulations such as tenant requirements, workforce minimum wage, and other state and local regulations could negatively affect the Company. Consumer tastes and trends, as well as negative publicity could negatively affect our operations.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets will be depreciated using the straight-line method over the estimated useful life, or the shorter of the expected life or lease term for tenant improvements. All fixed assets as of December 31, 2019 relate to leasehold improvements for the buildout of the fitness studio. Such assets have not yet been placed in service and accordingly, no depreciation has been recognized.

Revenue Recognition
In accordance with ASC 606 Revenue from Contracts with Customers, revenues are recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company will earn revenue from class registrations, class packages and memberships, as well as ancillary revenue from equipment rental, bar, and retail. The Company did not have any revenue during 2019.

Income Taxes
The Company is a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may pay minimum state franchise taxes at reduced rates. The Company has not yet filed a tax return and accordingly, is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

STEVE', LLC
NOTES TO THE FINANCIAL STATEMENTS
(Unaudited)

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

On July 22, 2019, the Company entered into a lease for a studio facility in San Francisco, California. There is a security deposit held on the lease of $29,000, which is reflected in the accompanying balance sheet. The lease commencement date is based on the Company receiving applicable building and construction permits from governing agencies. As of December 31, 2019, such permits have not yet been received. The lease term is for a 65-month period after the lease commencement date and includes a rent abatement period for the first 5 months. The lease provides for monthly base rents ranging from $14,500 to $16,320 in addition to other costs such as property taxes, insurance, and other related costs of maintaining the building.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has received advances totaling $37,184 from related parties to pay for operating expenses, lease deposit, and building improvements. These advances are non-interest bearing and due on demand.

NOTE 5 – MEMBERS' DEFICIT

Allocations
Every item of income, gain, loss, deduction and credit entering into the computation of profit or loss shall be allocated to the members on a pro-rata basis.

Distributions
From time to time, distributions shall be made to the member in proportion to their capital account.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through February __, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those noted above.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:22 PM 01 31 2019
FILED 03:22 PM 01 31 2019
SR 20190643943 - File Number 7263040

CERTIFICATE OF FORMATION

of

Steve's Gym LLC

A LIMITED LIABILITY COMPANY

Pursuant to Section 18-201:

FIRST: The name of the limited liability company is: **Steve's Gym LLC**

SECOND: Its registered office in the State of Delaware is to be located at: 1013 Centre Road, Suite 403S, Wilmington, DE 19805, County of New Castle and its registered agent at such address is: BlumbergExcelsior Corporate Services, Inc.

THIRD: The duration of the limited liability company is perpetual.

IN WITNESS WHEREOF, the undersigned, being the individual forming the limited liability company, has executed, signed and acknowledged this Certificate of Formation this 30th day of January, 2019.

/s/ Tatyana Kukuliyeva
Tatyana Kukuliyeva
Organizer

OPERATING AGREEMENT

OF

STEVE'S GYM LLC

(A Delaware Limited Liability Company)

THE UNITS REFERENCED HEREIN HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THESE SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THIS AGREEMENT AND ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE BOARD OF MANAGERS OF THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR THE SUBMISSION TO THE BOARD OF MANAGERS OF THE COMPANY OF OTHER EVIDENCE SATISFACTORY TO THE BOARD OF MANAGERS TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATION PROMULGATED THEREUNDER. ADDITIONALLY, ANY SALE, PLEDGE OR OTHER TRANSFER OF UNITS IS SUBJECT TO CERTAIN RESTRICTIONS THAT ARE SET FORTH IN THIS AGREEMENT.

OPERATING AGREEMENT

OF

Steve's Gym LLC

(A Delaware Limited Liability Company)

<u>TABLE OF CONTENTS</u>

Attachments: Exhibit A - Manager – Tax Matters Partner

                       Exhibit B - Members

AMENDED AND RESTATED

OPERATING AGREEMENT

OF

STEVE'S GYM LLC

(A Delaware Limited Liability Company)

THIS AGREEMENT, dated February   , 2020 (the "***Effective Date***"), is hereby (i) duly adopted as the Amended and Restated Operating Agreement of Steve's Gym LLC, a Delaware limited liability company, by the Board of Managers, and (ii) ratified, confirmed, and approved as such by the Members.

ARTICLE 1

DEFINITIONS

1.1.   **Definitions**. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"***Accountant***" means the certified public accountant or firm of certified public accountants, if any, selected by the Board of Managers to perform accounting functions on behalf of the Company.

"***Act***" means the Delaware Revised Limited Liability Company Act, as the same may be amended from time to time.

"***Adjusted Capital Account Deficit***" means with respect to any Member, the deficit balance, if any, in the Capital Account of that Member as of the end of the relevant Fiscal Year, giving effect to all adjustments previously made thereto pursuant to Section 7.6 and further adjusted as follows: (i) credit to such Capital Account, any amounts which that Member is obligated or deemed obligated to restore pursuant to any provision of this Agreement or pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c); (ii) debit to such Capital Account, the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and (iii) to the extent required under the Treasury Regulations, credit to such Capital Account (A) that Member's share of Partnership Minimum Gain and (B) that Member's share of Partner Nonrecourse Debt Minimum Gain. (Each Member's share of the Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain shall be determined under Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5), respectively).

"***Affiliate***" means, with respect to a specified Person, any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. For this purpose, the term "***control***" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. The terms "controlling," "controlled by," and "under commoncontrol with" have correlative meanings.

"***Affiliated Party Transaction***" means any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Manager, officer of the Company or Affiliate of the Company. For the avoidance of doubt, an Affiliated Party Transaction shall not include the issuance of equity interests in the Company to a Manager, an officer of the Company or an existing Member.

"**Agreement**" means this Operating Agreement of the Company as originally adopted and as amended from time to time.

"**Approval of the Members**" or "**Approved by the Members**" means the approval by Members of the applicable Class who, in the aggregate, own more than fifty percent (50%) of the outstanding Units of the applicable Class or Classes.

"**Assignee**" means a transferee of all or any portion of a Member's or any other transferor's Units.

"**Bankruptcy**" means, with respect to any Member, that Member's taking or acquiescing in the taking of an action seeking relief under, or advantage of, any applicable debtor relief, liquidation, receivership, conservatorship, bankruptcy, moratorium, rearrangement, insolvency, reorganization, or similar law affecting the rights or remedies of creditors generally, as in effect from time to time.

"**Business Day**" means a day other than a Saturday, Sunday, or other day that is a nationally recognized holiday.

"**Capital Account**" has the meaning set forth in Section 7.6.

"**Capital Contribution**" means any contribution to the capital of the Company in cash or property by a Member whenever made.

"**Certificate**" means the Certificate of Formation of the Company.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Class A Members**" means each Member holding Class A Units, solely with respect to those Class A Units.

"**Class A Units**" means the Units designated as "Class A Units" on issuance by the Company.

"**Class B Members**" means each Member holding Class B Units, solely with respect to those Class B Units.

"**Class B Units**" means the Units designated as "Class B Units" on issuance by the Company.

"**Company**" means Steve's Gym LLC, a Delaware limited liability company.

"**Deemed Liquidation Event**" means (i) a sale, conveyance or other disposition of all or substantially all of the assets, property or business of the Company, (ii) a merger or consolidation of the Company with or into any other Entity, unless the Members of record as constituted immediately prior to such transaction hold at least a majority of the voting power of the surviving or acquiring Person, (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a Person or group of affiliated Persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such Person or group of affiliated Persons would hold at least a majority of the voting power of the surviving or acquiring Person, or (iv) a liquidation, dissolution or winding up of the Company; *provided*, *however*, a bona fide equity financing transaction in which the Company is the surviving Entity and does not (directly or through a subsidiary) receive any assets other than cash and rights to receive cash shall be deemed not to constitute a Deemed Liquidation Event; *provided further*, *however*, that a transaction shall not constitute a Deemed Liquidation Event if its sole purpose is to change the state of the Company's organization, to change the form of the Company from a limited liability company to a corporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. A series of related transactions shall be deemed to constitute a single transaction, and where such transactions involve securities issuances, they shall be deemed "related" if under applicable securities laws they would be treated as integrated.

"*Depreciation*" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or any other cost recovery deduction allowable for federal income tax purposes with respect to an asset for that year, except that if the Gross Asset Value of an asset differs from its tax basis at the beginning of the year, Depreciation shall be an amount that bears the same ratio to the beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for the year bears to the beginning tax basis, except that, if the federal income tax depreciation, amortization, or other cost recovery deduction for that year is zero, Depreciation shall be determined with reference to the beginning Gross Asset Value, using any reasonable method selected by the tax matters partner; *provided, however*, with respect to any property the Gross Asset Value of which differs from its adjusted tax basis for federal income tax purposes and which difference is being eliminated by use of the "remedial allocation method" pursuant to Treasury Regulation Section 1.704-3(d), Depreciation for such taxable year shall be the amount of book basis recovered for such year under the rules prescribed by Treasury Regulation Section 1.704-3(d).

"*Distributable Cash*" means all cash, revenues and funds received by the Company from the Company's operations, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operations of the Company's business, including without limitation, such management fees as may be due to Work Hard Play Hard Train Hard, Inc.; and (iii) such cash reserves as of the Board of Managers deem reasonably necessary to the proper operation of the Company's business.

"*Due Date*" has the meaning set forth in Section 7.1(b).

"*Entity*" means any joint venture, general partnership, limited partnership, limited liability company, corporation, trust, business trust, cooperative, association, or other incorporated or unincorporated entity.

"*Exercising Member*" has the meaning set forth in Section 3.6(d).

"*Family Entity*" means any Entity in which, at the applicable time, each equity interest therein is one hundred percent (100%) owned directly or indirectly by one or more Persons who are Members or Family Members or Family Trusts of a Member.

"*Family Member*" means, for any Person, any spouse, ancestor, or descendant (by consanguinity or adoption) of that Person at the time in question.

"*Family Trust*" means, for any Person, a trust the primary beneficiaries of which are that Person and/or one or more Family Members of that Person.

"*Fiscal Year*" means (i) the period commencing on the date of the issuance of the Certificate to the Company from the Secretary of State of the State of Delaware pursuant to the Act and ending on December 31, 2019, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clauses (i) or (ii) for which the Company is required to allocate Profits, Losses, and other items of Company income, gain, loss, or deduction pursuant to Article 7.

"***Gross Asset Value***" means, with respect to any asset, the tax basis of that asset, except as follows:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of the asset on the date of the contribution, as determined by the contributing Member and the Board of Managers;

(ii)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective fair market values, as determined by the Board of Managers as of the following times: (A) the acquisition of an additional Membership Interest in the Company by any Member in exchange for more than a *de minimis* Capital Contribution; (B) the distribution by the Company to a Member of more than a *de minimis* amount of Property as consideration for a Membership Interest in the Company; (C) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704 1(b)(2)(ii)(g); and (D) the issuance of new Membership Interests (other than a *de minimis* amount) as consideration of the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of being a Member;

(iii)   The Gross Asset Value of any Company asset distributed to any Member shall be the fair market value of the asset on the date of distribution as determined by the Board of Managers; and

(iv)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the tax basis of the assets pursuant to Code Sections 734(b) or 743(b), but only to the extent that the adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, *however*, that Gross Asset Values shall not be adjusted pursuant to this paragraph (iv), to the extent the Board of Managers determine that an adjustment pursuant to paragraph (ii) is necessary or appropriate in connection with a transaction that would otherwise result in adjustment pursuant to this paragraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraphs (i), (ii), or (iv) above, that Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to the asset for purposes of computing Profits and Losses.

"***Indemnified Expenses***" has the meaning set forth in Section 5.14(a).

"***Indemnified Parties***" has the meaning set forth in Section 5.14(a).

"***IRS***" means the Internal Revenue Service.

"***Majority***" means, with respect to the Board of Managers, a combination of any of such Managers constituting more than fifty percent (50%) of the number of Managers of the Board of Managers who are then elected and qualified.

"***Manager***" means each Person designated as a Manager on Exhibit A or any other Person or Persons that succeed such Person or Persons in that capacity or are elected to act as additional Managers of the Company as provided herein.

"***Maximum Lawful Rate***" means the maximum, lawful, non-usurious rate that may be charged, collected, or received on a particular loan under applicable laws.

"***Member***" means each Class A Member and Class B Member and each Person designated as a member on Exhibit B, any successor or successors to all or any part of any such Person's Interest in the Company, or any other Person admitted as a member of the Company pursuant to this Agreement, each in the capacity as a member of the Company.

"***Member Loans***" has the meaning set forth in Section 6.2.

"***Membership Interest***" means, with respect to any Member at any time, the entire equity interest (or "limited liability company interest" as that term is used in the Act) of a Member in the Company and all rights and liabilities associated therewith, including that Member's Units.

"***Nonrecourse Deduction***" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1), as computed under Treasury Regulations Section 1.704-2(c).

"***Nonrecourse Liability***" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"***Partially Adjusted Capital Accounts***" means, with respect to any Member for any Fiscal Year, the Capital Account of such Member at the beginning of such year, adjusted for all Capital Contributions and distributions during such year and all special allocations pursuant to Section 7.4 with respect to such year before giving effect to any allocations of Profit or Loss pursuant to Section 7.2(a).

"***Partner Nonrecourse Debt***" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4).

"***Partner Nonrecourse Debt Minimum Gain***" has the meaning set forth in Treasury Regulations Section 1.704-2(i).

"***Partner Nonrecourse Deductions***" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(1).

"***Partnership Minimum Gain***" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"***Partnership Representative***" has the meaning set forth in Section 8.4(a).

"***Permitted Transfer***" means, (i) with respect to a Member who is an individual, any Transfer to (a) any Family Member or Family Trust of that Member, *provided* that the Member is a trustee of that Family Trust, and (b) any Family Entity of that Member, *provided* that the Member controls that Family Entity, and (ii) with respect to a Member that is an Entity, any Transfer without consideration to the members or shareholders of the Entity or to a Member's Affiliate or an Affiliate of an Member's Affiliate. In each case, such Member shall inform the Members of such Transfer prior to effecting it, and the transferee shall enter into a written agreement to be bound by and comply with all provisions of this Agreement, as if it were an original Member hereunder. For this purpose, the term "***control***" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"***Person***" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of that person where the context so admits.

"***Pledge***" or any derivation thereof**,** means, as the context may require, a pledge, encumbrance, lien, mortgage, hypothecation, or similar disposition (other than a Transfer) with respect to the applicable property in connection with the granting of a lien or security interest to secure an obligation of the pledgor.

"***Prime Rate***" means the rate of interest per annum stated from time to time in The Wall Street Journal (or any successor publication thereto) as the base rate on corporate loans for at least seventy-five percent (75%) of the thirty (30) largest banks in the United States.

"***Pro Rata***" means the ratio determined by dividing the Units of Members to whom a particular provision of this Agreement is stated to apply by the aggregate of the Units of all Members to whom that provision is stated to apply.

"***Profits***" and "***Losses***" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be added to any such taxable income or loss;

(ii)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from any such taxable income or loss;

(iii)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of "Gross Asset Value," the amount of any such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv)   Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing any such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of "Depreciation;"

(vi)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Membership Interest, the amount of any such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii)   Notwithstanding any other provision of this definition of "Profits" and "Losses," any items that are specially allocated pursuant to Section 7.4 shall not be taken into account in computing Profits or Losses.

"*Property*" means all of the assets of the Company.

"*Proposed Sale*" has the meaning set forth in Section 3.6(a).

"*Revised Partnership Audit Procedures*" shall mean the provisions of Subchapter C of Subtitle A, Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015, P.L. 114-74 (together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof).

"*Safe Harbor Election*" has the meaning set forth in Section 3.3(h).

"*SEC*" means the Securities and Exchange Commission.

"*Secondary Notice*" has the meaning set forth in Section 3.6(c).

"*Seller*" has the meaning set forth in Section 3.6(a).

"*Substitute Member*" has the meaning set forth in Section 3.8.

"*Targeted Accounts*" means, with respect to any Member for any Fiscal Year, an amount (either positive or negative) equal to the hypothetical distribution such Member would receive, or hypothetical contribution such Member would be required to make, as the case may be, if: (i) all Company assets, including cash, were sold for cash at an aggregate price equal to their Gross Asset Value (taking into account any adjustments to Gross Asset Value for such Fiscal Year), (ii) all liabilities were then satisfied according to their terms (limited, with respect to each Nonrecourse Liability, to the Gross Asset Value of the assets securing such liability), and (iii) all such proceeds from the disposition were distributed pursuant to Section 7.1, reduced by such Member's share of Partner Nonrecourse Debt Minimum Gain and Partnership Minimum Gain immediately prior to such sale.

"*Tax Distribution*" has the meaning set forth in Section 7.1(b).

"*Third Party Purchaser*" means any Person who is not an Affiliate of a Member.

"*Transfer*," or derivations thereof, of an interest means, as a noun, the transfer, sale, assignment, exchange or other disposition (excluding a Pledge) of a Membership Interest, or any part thereof, directly or indirectly, and as a verb, voluntarily to transfer, sell, assign, exchange or otherwise dispose of (other than pursuant to a Pledge).

"*Transfer Notice*" has the meaning set forth in Section 3.6(a).

"*Transfer Units*" has the meaning set forth in Section 3.6(a).

"*Transferring Member*" has the meaning set forth in Section 3.5(b).

"*Treasury Regulations*" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"*Units*" means the units of economic interest of all Members, and all rights and liabilities associated therewith, at any particular time, including, without limitation, rights to distributions (liquidating or otherwise) and allocations.

1.2.   **Other Definitional Provisions**. All terms used in this Agreement that are not defined in this Article 1 have the meanings contained elsewhere in this Agreement. Defined terms used herein in the singular shall import the plural and vice versa.

ARTICLE 2

FORMATION

2.1.   **Name and Continuation**. The name of the Company is "Steve's Gym LLC". All business of the Company must be conducted in that name or in one or more other names that comply with applicable law and that are selected by the Board of Managers from time to time. The Company was formed as a limited liability company by filing on January 31, 2019, the Certificate of the Company with the Secretary of State of the State of Delaware pursuant to the Act.

2.2.   **Principal Place of Business.** The principal office and place of business of the Company are set forth on Exhibit A. The Company may locate its place of business and principal office at any other place or places as the Board of Managers may from time to time deem necessary or advisable.

2.3.   **Registered Office and Agent**. The registered office and registered agent of the Company shall be the registered office and registered agent named in the Certificate and set forth on Exhibit A. The Company may change the registered office and registered agent as the Board of Managers may from time to time deem necessary or advisable.

2.4.   **Duration**. The period of duration of the Company is perpetual from the date its Certificate was filed with the Secretary of State of Delaware, unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the Act.

2.5.   **Purposes and Powers**. The purpose for which the Company is organized is to transact any or all lawful business for which limited liability companies may be organized under the Act. The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Certificate and this Agreement. Initially, the Company shall invest into, manage and operate a GRIT BXNG group-fitness studio in San Francisco, California.

2.6.   **Foreign Qualification.** The Board of Managers shall cause the Company to comply, to the extent legally possible, with all requirements necessary to qualify the Company as a foreign limited liability company in each jurisdiction in which the Company conducts business. To the extent required by law or as the Board of Managers determine is otherwise advisable, the Board of Managers shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all jurisdictions in which the Company conducts business.

2.7.   **No State-Law Partnership.** The Managers and the Members intend that (i) the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, (ii) no Member or Manager be a partner or joint venturer of any other Member or Manager, for any purposes other than federal and, in certain cases, state tax purposes, and (iii) this Agreement may not be construed to suggest otherwise. This Section 2.7 does not prohibit a Member or a Manager, in his individual or independent capacity, from being associated with another Member or Manager in another Person.

ARTICLE 3

MEMBERSHIP

3.1.   **Members**. The Members are set forth on Exhibit B.

3.2.   **Additional Members**. Subject to Section 3.5, additional Persons may be admitted to the Company as Members on the terms and considerations as determined by the Managers, in accordance with Section 4.6(b)(i). The provisions of this Section 3.2 shall not apply to Transfers or Pledges of Membership Interests.

3.3   **Classes of Membership Interests**. The Company shall have two (2) classes of Membership Interest (each, a "Class"), Class A and Class B, having such rights, powers, prefeences, obligations, limitations and restrictions as set forth herein. The Class A Members shall have the right to vote on all matters presented to the Members for a vote and the Class B Members shall only have a right to vote on matters that affect their rights upon dissolution or to receive distributions as set forth in Sections 7.1(a), 7.2 and 9.3 of this Agreement. One or more additional Classes of Membership Interest may be created from time to time as set forth in this Agreement and the Act. Such additional Classes shall have such rights, powers, obligations, limitations and restrictions as shall be determined by the Board of Managers with the consent of a Majority in Interest of the Class A Members; provided, however, that in no event may any such additional Classes have priority in any distributions over the Class A or Class B Members provided under Section 9.3 hereinbelow. One (1) or more additional Members of the Company may be admitted to the Company with the consent of the Board of Managers as provided in this Agreement. Each Member shall be issued Membership Interests of ownership in the Company as set forth on Exhibit B which shall reflect the capital contribution of each Member, indicating the amount of cash contributed, the value of property contributed and/or the value of services contributed, and each Member's percentage ownership of the Company (as may be adjusted from time to time as provided by this Agreement).

3.4.   **Units**.

(a)   Issuance of Units. The Units shall consist of Class A Units and Class B Units as set forth on Exhibit B.

(b)   Vesting. The Units issued pursuant to this Section 3.4 shall vest fully upon issuance.

(c)   Value of a Unit. In accordance with Rev. Proc. 2001-43, 2001-2 CB 191, the Company shall treat each Member as the owner of such Unit from the date it is granted, file its IRS Form 1065, and issue appropriate Schedule K-1s to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with such Unit. On the date of issuance, each Unit is intended to have a Capital Account and fair market value as set forth as the Capital Contribution of such Member on the books and records of the Company. However, in the event the IRS determines otherwise, the applicable Member shall owe the Company any federal, state, or local taxes required by law to be withheld with respect to any such Unit. Any such amounts must be paid by cash or check within ten (10) days from the date the Company provides written notice to such Member of the amount due to the Company. In the event such Member fails to make such payment in a timely manner, the Company may deduct from all distributions made to such Member under this Agreement or from its compensation for services paid by the Company, any federal, state, or local taxes required by law to be withheld with respect to any such Unit. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Board of Managers shall, if necessary, limit any distributions to any Member with respect to the Member's Units so that such distributions do not exceed the available profits in respect of such Member's related Unit. Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Unit and the date of such distribution.

3.5. **Transfer and Pledge Restriction**.

(a)   General. Notwithstanding any other provision of this Agreement, no Member may Pledge in any manner whatsoever all or any part of his Membership Interest. Notwithstanding any other provision of this Agreement, no Member may Transfer in any manner whatsoever all or any part of his Membership Interest unless (i) such Member has (A) fully complied with the provisions of Sections 3.5, 3.6, or 3.7 for that Transfer, or (B) Transferred its Membership Interest pursuant to a Permitted Transfer, (ii) after giving effect thereto, such Transfer would not cause the Company to have a withholding obligation pursuant to Code Section 1446(f) or cause the Company to be classified as other than a partnership for U.S. federal income tax purposes (unless otherwise waived by the Board of Managers), and (iii) such Transfer would not result in a violation of applicable law, including U.S. federal or state securities laws, or any term or condition of this Agreement. Any purported Transfer by a Member or any Assignee that is not in compliance with this Agreement is hereby declared to be null and void and of no force or effect whatsoever.

(b)   Power of Attorney. Each Member that Transfers its Units pursuant to Section 3.7 (the "***Transferring Member***"), by execution of this Agreement or any counterpart thereof, does hereby irrevocably nominate, constitute, and appoint each Manager as its true and lawful attorney-in-fact, with full power and authority, in the Transferring Member's name, place and stead to make, execute, acknowledge, swear to, deliver, file, and record any or all of the documents or instruments necessary to Transfer that Transferring Member's Units, and to give notice to creditors and others dealing with the Company of the termination of the Transferring Member's interest in the Company and to publish notice of the termination of the Transferring Member's interest in the Company, all in the event the Transferring Member fails or refuses promptly to do so. The foregoing power of attorney, being coupled with an interest, is hereby declared irrevocable and shall survive the death, dissolution, or disability of the Transferring Member.

3.6. **Rights of First Refusal**.

(a)   Transfer Notice. Other than with respect to a Permitted Transfer, if any Member proposes to Transfer to any Person any of its Units in one or more related transactions (the "***Proposed Sale***"), that Member (the "***Seller***") shall promptly give written notice (the "***Transfer Notice***") to the Company and to each of the other Members at least sixty (60) days prior to the execution of any such Transfer. The Transfer Notice shall describe in reasonable detail the Proposed Sale, including, without limitation, the number of Units to be transferred (the "***Transfer Units***"), the nature of that Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee.

(b)   Company's Right of First Refusal. The Company shall have the right, with the approval of the Board of Managers, exercisable upon written notice to the Seller within ten (10) days after receipt of the Transfer Notice, to purchase any or all of the Transfer Units on the same terms and conditions as the Proposed Sale.

(c)   Members' Right of First Refusal. If the Company does not exercise its right of first refusal as to all of the Transfer Units, the Seller shall give written notice thereof to each of the Members (other than the Seller) (the "***Secondary Notice***"), and each of those Members shall thereupon have the right, exercisable within ten (10) days after receipt of that Secondary Notice, to purchase its Pro Rata share of the Transfer Units on the same terms as the Proposed Sale.

(d)   *Exercising Members' Right of First Refusal*. If any Member (an "***Exercising Member***"), but not all Members, exercises its right of first refusal as to its Pro Rata share of Transfer Units, the Seller shall give written notice to each Exercising Member and each such Exercising Member shall thereupon have a right of first refusal to purchase its Pro Rata share of the Transfer Units not purchased pursuant to Section 3.6(c), exercisable within five (5) days after receipt of such notice, on the same terms as the Proposed Sale; *provided*, that in the case where there is only one Exercising Member, such Exercising Member shall have a right of first refusal to purchase any part or all of the Transfer Units not purchased pursuant to Section 3.6(c).

(e)   Closing. Any purchase pursuant to a right of first refusal set forth in this Section 3.6 shall be made no later than sixty (60) days after the date of the Transfer Notice. Upon payment of the purchase price for the Transfer Units, the Seller shall Transfer the Transfer Units to the purchasing Member(s) and/or the Company free and clear of any and all encumbrances of any kind whatsoever other than those created by this Agreement or the Company, and shall execute and deliver any documentation that the Company deems reasonable to effect such Transfer.

(f)   Consummation of Proposed Sale. If the Members do not exercise their right of first refusal as to all of the Transfer Units, subject to the following provisions of this Section 3.6, the Seller may consummate the Proposed Sale for the remainder of the Transfer Units upon the terms set forth in the Transfer Notice within thirty (30) days after the date of the last notice provided by the Seller pursuant to this Section 3.6 or the Seller may cancel the Proposed Sale. Any desired Transfer of Units after the termination of such thirty (30) day period must again first be offered to the Company and the appropriate Members pursuant to this Section 3.6.

(i)   Priority. For the avoidance of doubt, Section 3.7 shall have priority over this Section 3.6.

3.7.   **Drag-Along Right**.

(a)   If a Deemed Liquidation Event has been Approved by the Class A Members, then each Member shall take such action as may be required so that all of the Units held by such Member entitled to vote with respect to such Deemed Liquidation Event are voted in favor of the adoption and performance of the Deemed Liquidation Event, which Deemed Liquidation Event may require the Member to Transfer its Membership Interest. Except as otherwise required by this Agreement, each Member shall be treated the same as the other Members holding the same class of Units.

(b)   Each Member, as a holder of Units, hereby agrees to refrain from exercising any dissenters' or appraisal rights under applicable law, if applicable, or otherwise contest at any time such Deemed Liquidation Event.

(c)   Distributions of Distributable Cash resulting from a Deemed Liquidation Event shall be distributed to the Members as set forth in Section 7.1(a).

(d)   Any agreement evidencing a Deemed Liquidation Event shall provide for, among other things, customary representations and warranties and a cap on any indemnification obligations in an amount equal to each Member's share of the consideration distributable to such Member pursuant to Section 7.1(a) (or treated as such pursuant to Section 9.3(c)).

(e)   The drag-along right granted the Members pursuant to this Section 3.7 shall take precedence over and be in lieu of the right of first refusal granted to Members pursuant to Section 3.6.

3.8.   **Substitute Member**. No Assignee shall have the right to become a substitute Member (a "*Substitute Member*") upon Transfer of any Units to it unless all the following conditions are satisfied:

(a)   The Member and the Assignee shall have executed and acknowledged such other instruments and taken such other action as the Board of Managers shall deem reasonably necessary or desirable to effect such substitution, including, without limitation, the execution by the Assignee of a subscription agreement and an appropriate amendment to this Agreement; Among the reasons for which consent may be withheld by the Managers is that they have determined, in their sole discretion, that such substitution may: (i) have an adverse effect on the legal status of the Company under state or federal law or both; or (ii) have an adverse effect on the Members who are not participating in the transfer under state or federal law or both. The request for consent to sales or assignments shall contain a copy of all instruments and documents to be utilized in the transfer and shall be made by certified or registered mail, return receipt requested, sent to the Managers at least sixty (60) days prior to the proposed date of transfer. Any additional information requested by the Managers, including any information relative to the assignee, shall be promptly furnished by the requesting assignor, and no decision need be reached by the Managers until such information is furnished.

(b)   The conditions set forth in Section 3.6 shall have been satisfied, and, if requested by the Board of Managers, the Member or the Assignee shall have obtained an opinion of counsel satisfactory to the Board of Managers; and

(c)   The Member or the Assignee shall have paid to the Company such amount of money as is sufficient to cover all expenses incurred by or on behalf of the Company in connection with such substitution.

3.9.   **Assignee's Rights**.

(a)   Unless an Assignee becomes a Substitute Member in accordance with the provisions of Section 3.8, it shall not be entitled to any of the rights (including voting rights) granted to a Member hereunder or under the Act, other than the right to receive the share of distributions and any other items attributable to a Member's Units to which its assignor would otherwise be entitled.

(b)   Any Member that Transfers all of its Units shall cease to be a Member.

3.10.   **Termination of Rights**. The rights under Sections 3.5, 3.6, and 3.7, shall terminate upon a sale, conveyance or other disposition of all or substantially all of the assets, property or business of the Company.

3.11.   **Tax Matters**. On the Transfer of all or part of any Units, at the request of the Assignee of the Units, the Board of Managers may cause the Company to elect, pursuant to Code Section 754 to adjust the tax basis of the properties of the Company as provided by Code Sections 734 and 743.

3.12.   **Information**.

(a)   Except as otherwise provided in Section 8.2, in addition to the other rights specifically set forth in this Agreement, each Member is entitled to all information to which that Member is entitled to have access pursuant to the Act, under the circumstances therein stated.

(b)   The Members acknowledge that, from time to time, they may receive information from or concerning the Company in the nature of trade secrets or that otherwise is confidential, the release of which may damage the Company or Persons with which it does business. Each Member shall hold in strict confidence any information that it receives concerning the Company that is identified as being confidential (and if that information is provided in writing, that is so marked) and may not disclose it to any Person other than another Member or a Manager, except for disclosures (i) compelled by law (but the Member must notify the other Members promptly of any request for that information, before disclosing it, if legal and practicable), (ii) to advisers or representatives of the Member or Persons to whom that Member's Membership Interest may be Transferred or Pledged as permitted by this Agreement, but only if the recipients have agreed to be bound by the provisions of this Section 3.12(b), or (iii) of information that the Member also has received from a source independent of the Company that the Member reasonably believes obtained that information without breach of any obligation of confidentiality. The Members acknowledge that breach of the provisions of this Section 3.12(b) may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Members agree that the provisions of this Section 3.12(b) may be enforced by specific performance.

3.13.   **Lack of Authority**. No Member (unless that Member is also a Manager or an officer and is acting in that capacity pursuant hereto) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to incur any expenditures on behalf of the Company.

3.14.   **Liability to Third Parties**. No Member or Manager is liable for the debts, obligations, or liabilities of the Company beyond the Member's contributions to the capital of the Company, except as provided by law, including under a judgment, decree, or order of a court.

3.15.   **Withdrawal**. No Member has the right to withdraw from the Company as a Member without the unanimous consent of all Members to permit that withdrawal.

3.16.   **Redemption**. For a period of five (5) years following the Effective Date, the Company shall the right to repurchase and redeem any or all of the outstanding Class B Units at a repurchase price of $14.00 per Unit, exclusive of the distributions made to such Class B Members pursuant to Section 7.02 below. The Company may exercise its redemption right under this Section 3.16 by delivering to the applicable Class B Member a written notice pursuant to Section 10.1 hereinbelow stating the Company's intention to exercise its redemption right, the number of Class B Units to be redeemed and the date of such redemption. Upon payment to a Class B Member of an amount in cash equal to the redemption price for the Class B Units being redeemed on any redemption date, each such holder of Class B Units will cease to have any rights as a Member by reason of the ownership of such redeemed Class B Units (except for the right to receive the redemption price therefor), and such redeemed Class B Units will not from and after the date of payment in full of the redemption price therefor be deemed to be outstanding.

3.17.   **Certificates**. Certificates in the form determined by the Board of Managers may be delivered representing all Membership Interests to which Members are entitled. If issued, such certificates shall be consecutively numbered, and shall be entered in the books of the Company as they are issued. Each certificate shall state on the face thereof the holder's name, the Membership Interest represented thereby, and such other matters as may be required by applicable laws. Each such certificate shall be signed by at least one (1) Manager and may be sealed with the seal of the Company or a facsimile thereof if adopted. The signature of the Managers upon the certificates may be a facsimile. Subject to Section 3.5, upon surrender to the Company or the transfer agent of the Company of a certificate for Membership Interests duly endorsed or accompanied by proper evidence of succession, assignment or authority to Transfer, it shall be the duty of the Company to issue a new certificate to the Person entitled thereto, cancel the old certificate, and record the transaction upon its books and records.

ARTICLE 4

MEETINGS OF MEMBERS

4.1.   **Place**. All meetings of the Members shall be held at the principal office of the Company or at such other place within or without the State of Delaware as may be determined by the Board of Managers and set forth in the respective notice or waivers of notice of such meeting.

4.2.   **Annual Meetings**. The annual meeting of the Members for the election of Managers and the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated by the Board of Managers from time to time and stated in the notice of the meeting. Such annual meeting shall be called in the same manner as provided in this Agreement for special meetings of the Members, except that the purposes of such meeting must be enumerated in the notice of such meeting only to the extent required by law in the case of annual meetings.

4.3.   **Special Meetings**. Special meetings of the Members may be called by the Board of Managers or by the holders of not less than fifty percent (50%) of all the Units entitled to vote. Business transacted at all special meetings shall be confined to the purposes stated in the notice.

4.4.   **Notice**. Written or printed notice stating the place, day, and hour of the meeting and, in the case of special meetings, the purpose or purposes for which the meeting is called, shall be delivered not less than seven (7) nor more than sixty (60) days before the date of the meeting, by or at the direction of the Board of Managers or Person calling the meeting, to each Member of record entitled to vote at such meeting. The notice shall be sent by electronic mail to each Member entitled to notice of the meeting who is a Member of record as of the day preceding the day on which notice is given with a return acknowledgement requested. In the event that no "return" is received, the notice shall be sent by personal delivery or by certified mail, return receipt requested, to each Member entitled to notice of the meeting who is a Member of record as of the day preceding the day on which notice is given, or, if a record date is duly fixed, as of that date. If mailed, the notice shall be addressed to the members at their respective addresses as they appear in the records of the Company.

4.5.   **Quorum**. The Members holding a majority of the Units entitled to vote at the meeting shall constitute a quorum at all meetings of the Members, except as otherwise provided by law. Once a quorum is present at the meeting of the Members, the subsequent withdrawal from the meeting of any Member prior to adjournment or the refusal of any Member to vote shall not affect the presence of a quorum at the meeting. If, however, such quorum shall not be present at any meeting of the Members, the Members entitled to vote at such meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the holders of the requisite amount of Units shall be present or represented. At any meeting of the Members at which a quorum is present, an action Approved by the Members shall be the act of the Members, unless the vote of a greater number is required by law or this Agreement.

4.6.   **General Voting Procedures**. Each outstanding Class A Unit shall be entitled to one (1) vote on each matter submitted to a vote or for approval unless otherwise provided by law. The Class B Members shall not be entitled to any vote on any matters other than the right to vote upon proposed changes to the terms of the distributions to their rights as Class B Members set forth in Section 7 and 9 of this Agreement. Members entitled to vote may vote in person or by proxy. The person appointed as proxy need not be a Member. Unless the writing appointing a proxy otherwise provides, the presence at a meeting of the person who appointed a proxy shall not operate to revoke the appointment. Notice to the Company, in writing or in open meeting, of the revocation of the appointment of a proxy shall not affect any vote or action previously taken or authorized.

4.7.   **List of Members Entitled to Vote**. The Board of Managers shall make, at least ten (10) days before each meeting of Members, a complete list of the Members entitled to vote at such meeting, or any adjournment of such meeting, arranged in alphabetical order, with the address of and the Units held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the Company and shall be subject to inspection by any Member at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection of any Member during the whole time of the meeting. However, failure to comply with the requirements of this Section 4.7 shall not affect the validity of any action taken at such meeting.

4.8.   **Registered Members**. The Company shall be entitled to treat the holder of record of any Units as the holder in fact of such Units for all purposes, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other Person, whether or not it shall have express or other notice of such claim or interest, except as expressly provided by this Agreement or the laws of the State of Delaware.

4.9.   **Actions Without a Meeting and Telephonic Meetings**. Notwithstanding any other provision contained in this Article 4, all actions of the Members provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a telephone conference. Any action that may be taken by the Members without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the holder or holders of Membership Interests constituting not less than the minimum amount of Units that would be necessary to take the action at a meeting at which the holders of all Membership Interests entitled to vote on the action were present and voted.

ARTICLE 5

RIGHTS AND DUTIES OF MANAGERS

5.1.   **Management.**

(a)   The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be solely managed under, its designated Board of Managers. In addition to the powers and authorities expressly conferred by this Agreement upon the Managers, the Board of Managers may exercise all such powers of the Company and do all such lawful acts and things as are not directed or required to be exercised or done by the Members by the Act or this Agreement, including, but not limited to, contracting for or incurring debts, liabilities, and other obligations on behalf of the Company, to raise additional capital and admit new Members. Rights and powers of the Managers, by way of illustration but not by way of limitation, shall include the right and power to:

(A)   Authorize or approve all actions with respect to distribution of funds and assets in kind of the Company; acquire, secure or dispose of investments, including, without limitation, selling and otherwise disposing of assets of the Company, borrowing funds, executing contracts, bonds, guarantees, notes, security agreements, mortgages and all other instruments to effect the purposes of this Agreement; and execute any and all other instruments and perform any acts determined to be necessary or advisable to carry out the intentions and purposes of the Company;

(B)   Subject to the limitations imposed by this Agreement, admit additional Members in substitution of Members disposing of their interest in the Company;

(C)   Perform any and all acts necessary to pay any and all organizational expenses incurred in the creation of the Company and in raising additional capital, including, without limitation, reasonable brokers' and underwriters' commissions, legal and accounting fees, license and franchise fees (it being understood that all expenses incurred in the creation of the Company and the commencement of the Company business shall be borne by the Company); and compromise, arbitrate or otherwise adjust claims in favor of or against the Company and to commence or defend against litigation with respect to the Company or any assets of the Company as deemed advisable, all or any of the above matters being at the expense of the Company; and to execute, acknowledge and deliver any and all instruments to effect any and all of the foregoing;

(D)   Pay the management fees due to Work Hard Play Hard Train Hard, Inc. under its management services agreement with the Company and purchase other goods or services from any corporation or other form of business enterprise, whether or not such corporation or business enterprise is owned or controlled by, or affiliated with, the Managers or Members; and

(E)   Establish Company offices at such other places as may be appropriate, hire Company employees and consultants, engage counsel and otherwise arrange for the facilities and personnel necessary to carry out the purposes and business of the Company, the cost and expense thereof and incidental thereto to be borne by the Company.

(b)   A Manager on the Board of Managers shall not be required to manage the Company as his or her sole and exclusive function, and he or she may have other business interests and consultancies and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, solely by virtue of this Agreement, to share or participate in such other investments or activities of any Manager or to the income or proceeds derived therefrom. Each Member recognizes that the other Members, including the Managers, and their respective members, partners, shareholders, officers, directors, employees, agents, representatives and Affiliates (collectively, "**Related Parties**") have, or may in the future have, other business interests, activities and investments, some of which may be in conflict or competition with the business of the Company, and each of the other Members and its Related Parties are entitled to carry on such other business interests, activities and investments. Each Member and its Related Parties may engage in or possess an interest in any other business or venture of any kind, independently or with others, and each Member and its Related Parties may engage in any such activities, whether or not in competition with the Company, without any obligation to offer any interest in such activities to the Company or to any Member, and the engagement in any such activities shall not be deemed wrongful or improper. Neither of the Company nor any Member shall have any right, by virtue of this Agreement, in or to such activities, or the income or profits derived therefrom, and the pursuit of such activities, even if in competition with the business of the Company, shall not be deemed wrongful or improper.

(c) The Managers shall manage or cause to be managed the affairs of the Company in a prudent and businesslike manner and shall devote such time to the Company affairs as they shall, in their discretion exercised in good faith, determine is reasonably necessary for the conduct of such affairs; provided, however, as noted above in section 5.1, that it is expressly understood and agreed that the Managers shall not be required to devote their entire time or attention to the business of the Company. In carrying out their obligations, the Managers shall:

(A)   Obtain and maintain, such public liability, hazard and other insurance as may be deemed necessary or appropriate by the Managers, but in any event in an amount sufficient to replace any building(s), together with improvements, and personal property comprising any part of the Company's assets;

(B)   Deposit all funds of the Company in one or more separate bank accounts, using such banks or trust companies as the Managers may designate (withdrawals from such bank accounts to be made upon such signature or signatures as the Managers may designate);

(C)   Maintain complete and accurate records of all properties owned or leased by the Company and complete and accurate books of account (containing such information as shall be necessary to record allocations and distributions), and make such records and books of account available for inspection and audit by any Member or the Member's duly authorized representative (at the expense of such Member) during the regular business hours and at the principal office of the Company;

(D)   Prepare and distribute to all Members tax reporting information;

(E)   Notify all Members of receipt of any notice of default from any lender, within ten (10) days after receipt of such notice;

(F)   Cause to be filed such certificates and do such other acts as may be required by law to qualify and maintain the Company as a limited liability company under all applicable state laws;

(G)   Maintain a list, in alphabetical order, of all current Members and past Members, together with the mailing address of each Member and all three Managers shall receive notice of any changes in the list promptly upon any such change;

(H)   Maintain copies of the Certificate, any amendments thereto and powers of attorney, if any, pursuant to which the execution of the Certificate have occurred; and

(I)   Maintain copies of present and past documents relating to the operation and business of the Company.

5.2.   **Number and Qualifications**. There shall initially be three members of the Board of Managers. Managers need not be residents of the State of Delaware. The Managers in their discretion may elect a chairman of the Board of Managers who shall preside at meetings of the Board of Managers.

5.3.   **Election**.

(a)   Each member of the Board of Managers of the Company elected pursuant to Sections 5.3(a) shall hold office until his death, resignation or removal. Any Manager may be removed with or without cause only by the Members who designated such Manager.

(b)   Upon the occurrence of a vacancy of a Manager, a replacement shall be appointed by the Members who designated such Manager.

5.4.   **Place of Meetings**. All meetings of the Board of Managers may be held either within or without the State of Delaware.

5.5.   **Annual Meetings**. The annual meeting of Board of Managers shall be held, without further notice, immediately following the annual meeting of Members, and at the same place, or at such other time and place as shall be fixed with the consent in writing of the entire Board of Managers.

5.6.   **Regular Meetings**. Regular meetings of the Board of Managers may be held without notice at such time and place either within or without the State of Delaware as shall from time to time be determined at least 30 days in advance of any such regular meeting by the Board of Managers and provided that all Managers shall have received notice of such determination by the Board of Managers to set such regular meeting dates.

5.7.   **Special Meetings**. Special meetings of the Board of Managers may be called by any two Managers on three (3) Business days' notice to each Manager (which notice may be in writing or by any oral, telephonic or electronic means which conveys actual notice). All three Managers shall be required to approve any waiver of notice.

5.8.   **Quorum**. At all meetings of the Board of Managers, the presence of a Majority shall be necessary and sufficient to constitute a quorum for the transaction of business so long as proper Notice has been given to all three (3) Managers . At a meeting at which a quorum is present, the act of a Majority shall be the act of the Board of Managers, except as otherwise provided by law or this Agreement. If a quorum shall not be present at any meeting of the Board of Managers, the Managers present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

5.9.   **Attendance and Waiver of Notice**. Attendance of a Manager at any meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Managers need be specified in the notice or waiver of notice of such meeting.

5.10.   **Agreements with Affiliates**. The Company may only enter into an Affiliated Party Transaction with the unanimous consent of the Managers.

5.11.   **Compensation**. Managers, as such, shall not receive any stated salary for their services, but shall receive such compensation for their services as may be from time to time Approved by the Class A Members. In addition, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board of Managers, provided that nothing contained in this Agreement shall be construed to preclude any Manager from serving the Company in any other capacity and receiving compensation for such service.

5.12.   **Officers**. The Board of Managers may, from time to time, designate one or more Persons to be officers of the Company. No officer need be a Member or a Manager. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Board of Managers may assign titles to particular officers, including, without limitation, president, vice president, chief executive officer, secretary, assistant secretary, treasurer, and assistant treasurer. Each officer shall hold office until such Person's successor shall be duly designated and shall qualify or until such Person's death or until such Person shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Board of Managers. Any officer may be removed as such, either with or without cause, by the Board of Managers whenever in the Board of Managers' judgment the best interests of the Company will be served thereby. Any vacancy occurring in any office of the Company (other than Manager) may be filled by the Board of Managers.

(a)   The chief executive officer shall report to the Board of Managers. The chief executive officer shall be the chief executive officer of the Company, shall be responsible for the direction of the business and affairs of the Company and oversight of the other officers and employees, and shall be primarily responsible for the implementation of policies of the Board of Managers. The chief executive officer may execute in the name of the Company Unit certificates, deeds, mortgages, bonds, contracts or other instruments except in cases where the signing and the execution thereof shall be required by law to be otherwise signed or executed. In addition, he or she shall perform all duties incident to the office of the chief executive officer and such other duties as from time to time may be assigned to him or her by the Board of Managers.

(b) The secretary shall attend, when possible, all meetings of the Board of Managers and Members and record all votes and the proceedings of such meetings in a book to be kept for that purpose. He or she shall give, or cause to be given, notice of all meetings of Members and special meetings of the Board of Managers, and shall perform such other duties as may from time to time be prescribed by the Board of Managers, the chief executive officer or other officers as designated by the Board of Managers. He or she shall have custody of the seal of the Company, and he or she, or an assistant secretary, shall have authority to affix the same to any instrument requiring it, and, when so affixed, the seal may be attested by his signature or by the signature of such assistant secretary. The Board of Managers may also, or instead, give general authority to any other officer to affix the seal of the Company and to attest the affixing thereof by his signature.

(c) The treasurer shall have the information related to all Company funds and other valuable effects, including securities, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company, shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may from time to time be designated by the Board of Managers, taking proper vouchers for such disbursements, and shall render to the Board of Managers, the chief executive officer or other officers as designated by the Board of Managers, at regular meetings of the Board of Managers, or whenever the Board of Managers may require it, an account of the financial condition of the Company.

5.13. **Limitation on Liability**.

(a) To the fullest extent permitted by law, neither the Managers, the Members, their respective Affiliates, nor their respective partners, members, officers, directors, managers, employees or agents shall have any liability to the Company or, if applicable, the Members, for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement, but only for their own willful or fraudulent misconduct in the performance of their obligations under this Agreement, or for gross negligence or willful breach of their fiduciary duties under this Agreement. The receipt of advice of counsel that certain acts and omissions are within the scope of authority conferred by this Agreement shall be conclusive evidence of good faith; however, good faith may be determined without obtaining such legal adviceWithout limiting the foregoing, neither the Managers, the Members, their respective Affiliates, nor their respective partners, members, officers, directors, managers, employees or agents shall have any liability to the Company or, if applicable, the Members for:

(i) any act or omission in connection with the conduct of the affairs of the Company, unless such act or omission constitutes a bad faith violation of any applicable implied contractual covenant of good faith and fair dealing;

(ii) any action or omission taken or suffered by any other Manager or Member;

(iii) any mistake, negligence, dishonesty or bad faith of any broker or other agent of the Company;

(iv)   good faith reliance on the provisions of this Agreement;

(v)   any change in federal, state or local or foreign income tax laws, or in interpretations thereof, as they apply to the Company or the Members, whether such change occurs through legislative, judicial or administrative action; or

(vi)   any act or omission suffered or taken by the Managers, the Members, their respective Affiliates, or their respective partners, members, officers, directors, managers, employees or agents on behalf of the Company or in connection with the conduct of the affairs of the Company in good faith in reliance upon the advice of legal counsel or accountants.

Notwithstanding the foregoing, the limitations on liability set forth above will not be construed to relieve the Managers, the Members or any of their Affiliates from any liability to the extent that such liability may not be waived, modified or limited under applicable law (including liability under U.S. federal securities laws which, may, under certain circumstances, impose liability even on persons acting in good faith).

5.14.   **Indemnification**.

(a)   To the fullest extent permitted by law, the Company shall indemnify and hold harmless the Managers and the Members and may, in the sole judgment of the Managers, indemnify and hold harmless the Officers, Affiliates of the Managers, Partnership Representative and the Members, and their respective partners, members, officers, directors, managers, employees, agents, owners and stockholders (collectively, the "***Indemnified Parties***") from and against any and all claims, liabilities, damages, losses, costs and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses, including attorneys' fees, of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by any Indemnified Party and arise out of or in connection with the affairs of the Company or in connection with the Company's business or the performance by that Indemnified Party of any of the Managers' responsibilities hereunder which the Managers believed, in good faith, to be within the scope of authority conferred by this Agreement, except for willful or fraudulent misconduct, gross negligence or willful breach of fiduciary duties, but not in excess of the capital contributions of all Members (collectively, the "***Indemnified Expenses***"). The termination of any proceeding by settlement, judgment, order, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption or constitute a determination or adjudication that any such Indemnified Party's conduct constituted fraud, bad faith, willful misconduct, or gross negligence. The satisfaction of any indemnification and any holding harmless pursuant to this Section 5.14(a) shall be from and limited to the Company's assets and, the Members shall have no personal liability on account thereof beyond the amount of their unreturned Capital Contributions. The right of any Indemnified Party to the indemnification provided herein shall be cumulative of, and in addition to, any and all rights to which that Indemnified Party may otherwise be entitled by contract or as a matter of law or equity and shall extend to that Indemnified Party's successors, assigns and legal representatives. **Notwithstanding the foregoing, the indemnification provisions set forth above will not be construed to relieve any Indemnified Party of any liability to the extent that such liability may not be waived, modified or limited under applicable law (including liability under U.S. federal securities laws which, under certain circumstances, impose liability even on persons acting in good faith).**

(b)   The Company may, in the sole judgment of the Managers, pay or reimburse the Indemnified Expenses reasonably incurred by an Indemnified Party that may be subject to a right of indemnification hereunder as those expenses are incurred in advance of any final disposition; *provided, however*, the Company may, in the sole judgment of the Managers, condition that advancement on receipt of an undertaking by or on behalf of the Indemnified Party to repay the full amount advanced if there is a final adjudication, in the underlying action or proceeding in which the Indemnified Expenses were incurred, that the Indemnified Party's conduct constituted fraud, bad faith, willful misconduct, or gross negligence.

(c)   Any Person entitled to indemnification from the Company hereunder shall first seek recovery under any other indemnity or any insurance policies by which such Person is indemnified or covered, as the case may be, but only to the extent that the indemnitor with respect to such indemnity or the insurer with respect to such insurance policy provides (or acknowledges its obligation to provide) such indemnity or coverage on a timely basis, as the case may be, and, if such Person is other than the Managers or the Members, such Person shall obtain the written consent of the Managers prior to entering into any compromise or settlement that would result in an obligation of the Company to indemnify such Person; and if liabilities arise out of the conduct of the affairs of the Company and any other Person for which the Person entitled to indemnification from the Company hereunder was then acting in a similar capacity, the amount of the indemnification provided by the Company shall be limited to the Company's proportionate share thereof as reasonably determined by the Managers.

(d)   Any Indemnified Party shall be deemed to be a creditor of the Company.

5.15.   **Actions Without a Meeting and Telephone Meetings**. Notwithstanding any provision contained in this Article 5, all actions of the Board of Managers provided for herein may be taken by written consent without a meeting, or any meeting thereof may be held by means of a conference telephone. Any such action that may be taken by the Board of Managers without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by the number of Managers constituting not less than the minimum amount of Managers that would be necessary to take such action at a meeting at which the Managers entitled to vote on the action were present and voted. All Managers must receive copies of any request for approval by written consent.

ARTICLE 6

CAPITALIZATION

6.1.   **Capital Contributions**.

(a)   Each Member has contributed cash, property or services to the Company in the amount set forth as the Capital Contribution of such Member on the books and records of the Company.

(b)   If at any time the Board of Managers determine that the Company has insufficient funds to carry out the purposes of the Company, the Board of Managers may request that the Class A Members make additional Capital Contributions Pro Rata. No Class A Member shall be required to make any additional Capital Contributions without his, her or its individual consent. If any Class A Member does not make a Pro Rata Capital Contribution within ten (10) days of a request by the Board of Managers, the Board of Managers shall give written notice to each Class A Member that made a Pro Rata Capital Contribution and each such Member shall thereupon have a right to make an additional Capital Contribution in an amount up to the remaining balance of the Capital Contribution (the "*Remaining Balance*") originally requested by the Board of Managers. In the event two or more Class A Members choose to make an additional Capital Contribution, the Class A Members shall each be entitled to make a Capital Contribution equal to the product of (i) the Remaining Balance and (b) the amount of the Capital Contribution that has been made by such Member with respect to such Capital Contribution request divided by all Capital Contributions made with respect to such Capital Contribution request. For example, if the Company has four (4) Class A Members each with a $10,000 Capital Contribution and the Board of Managers request that each make an additional $5,000 Capital Contribution, if three (3) of the four (4) Class A Members agree to make the additional Capital Contribution and those three Members choose to make a second additional Capital Contribution then each of the three Class A Members shall be entitled to make an additional Capital Contribution of $1,666.67 in addition to the $5,000 Capital Contribution.

(c)   No Member shall be paid interest on any Capital Contribution.

6.2.   **Member Loans**. If the Board of Managers make a request for loans, the Members, Pro Rata or as they may otherwise agree, may make a loan or loans to the Company; *provided, however*, no Member shall be required to make a loan to the Company without such Member's consent. The amount of any such loan or advance (the "***Member Loans***") shall not be deemed an increase in the Capital Contributions of the Member that makes such loan or entitle that lending Member to any increase in its Membership Interest. Unless otherwise Approved by the Members, any Member Loan (i) shall bear interest at the lower of (A) the Prime Rate plus three percent (3.0%) per annum or (B) the Maximum Lawful Rate, which interest is payable on the first day of each month, (ii) shall have a term of three (3) years, and (iii) shall be recourse to the Company but not to any Member.

6.3.   **Withdrawal or Reduction of Capital Contributions**

(a)   No Member shall have the right to withdraw all or any part of his Capital Contribution or to receive any return on any portion of his Capital Contribution, except as may be otherwise specifically provided in this Agreement. Under circumstances involving a return of any Capital Contribution, no Member shall have the right to receive property other than cash.

(b)   No Member shall have priority over any other Member, either as to the return of Capital Contributions or distributions; *provided* that this subsection shall not apply to loans (as distinguished from Capital Contributions) that a Member has made to the Company.

6.4.   **Units**. The Units of each Member are set forth opposite such Member's respective name on Exhibit B.

6.5.   **Liability of Members**. No Member shall be liable for the debts, liabilities, or obligations of the Company beyond such Person's respective Capital Contribution. Except as otherwise provided herein, no Member shall be required to contribute to the capital of, or to loan any funds to, the Company.

ARTICLE 7

ALLOCATIONS AND DISTRIBUTIONS

7.1.   **Distributions**.

(a)   General. Distributions of Distributable Cash shall be allocated to the separate Classes as set forth below and distributed to the Members of each Class at such times and in such amounts as determined by the Board of the Managers, to the Members of such Class Pro Rata. The Board of Managers shall cause the Distributable Cash received to be applied and distributed in the following order of priority:

(i)   First, in accordance with the priorities, if any, established by applicable law, to creditors (including Members) in satisfaction of liabilities of the Company, including without limitation, any outstanding management fees due to Work Hard Play Hard Train Hard, Inc.;

(ii)   Second, to the extent there is Distributable Cash then remaining: (x) to the Class B Members Pro Rata the greater of: (i) thirty five percent (35%) of the Distributable Cash then remaining or (ii) an eight percent (8%) annual, non-compounded, distribution on their respective Capital Accounts since the date of their investment in the Company (herein, an "***8% Return***"), and (y) the balance of the Distributable Cash then remaining to the Class A Members Pro Rata, until such time as the Class B Members shall have received cumulative distributions pursuant to this Section 7.1(a)(ii) in an aggregate amount equal to all Capital Contributions made by the Class B Members in respect of the then outstanding Class B Units; and thereafter

(iii)   Third, to to the extent there is Distributable Cash then remaining: (x) to the Class B Members Pro Rata the greater of: (i) twenty percent (20%) of the Distributable Cash then remaining or (ii) an 8% Return, and (y) the balance of the Distributable Cash then remaining to the Class A Members Pro Rata.

(b)   Tax Distributions. To the extent the Board of Managers determine the Company has Distributable Cash in any period with respect to which taxes or estimated taxes are due, the Company shall promptly declare and make cash distributions pursuant hereto to the Members to allow the federal income tax (including, without limitation, estimated tax payments) attributable to the Company's taxable income allocable to the Members to be paid by such Members when due (each, a "***Due Date***"), to the extent such cash distributions shall not have been made pursuant to the preceding Section 7.1. To satisfy this requirement, the Company shall pay on or before five (5) days prior to each Due Date (any such payment a "***Tax Distribution***"), an amount equal to the product of (i) the Company's positive taxable income attributed to its Members during the relevant period multiplied by (ii) the highest applicable federal income tax rate for individuals for the Fiscal Year in which the relevant period falls. Tax Distributions shall be made to the Members in proportion to the taxable income allocated to them in the relevant period. Any distribution made pursuant to this Section 7.1(b) shall be treated as an advance on any distributions made pursuant to Section 7.1(a) and 9.3(c).

7.2.   **Basic Allocations**.

(a)   In General. After taking into account the special allocations set forth in this Article 7, Profits and Losses for each Fiscal Year shall be allocated to the separate Classes as allocated in Section 7.1 and among the Members of each Class so as to reduce, as soon as possible, the difference between their Targeted Accounts and their Partially Adjusted Capital Accounts.

(c)   Limitation on Loss Allocations. If any allocation of Losses would cause a Member to have an Adjusted Capital Account Deficit, those Losses instead shall be allocated to the other Members of such Class Pro Rata.

7.3.   **Allocations on Transfers**. Taxable items of the Company attributable to a Membership Interest that has been transferred (including the simultaneous decrease in the Membership Interest of existing Members resulting from the admission of a new Member) shall be allocated between the transferor and the transferee as follows: (i) for the months before the Transfer, to the transferor; (ii) for the months after the Transfer, to the transferee; and (iii) for the month of the Transfer, to the transferee if the Transfer occurs on or before the fifteenth (15th) day of the month and to the transferor if the Transfer occurs thereafter. For purposes of the above allocation, taxable items of the Company shall be allocated equally among the months of the Fiscal Year without regard to the operations of the Company during those months. Distributions of assets of the Company with respect to a Membership Interest shall be made only to the Persons who, according to the records of the Company, are the owners, on the actual date of distribution, of the Membership Interests with respect to which the distributions are made. No liability shall result from making distributions in accordance with the provisions of the preceding sentence, whether or not the Board of Managers of the Company have knowledge or notice of a Transfer or purported Transfer of ownership of a Membership Interest.

7.4.   **Special Allocations**. If the requisite stated conditions or facts are present, the following special allocations shall be made in the following order:

(a)   <u>Qualified Income Offset</u>. If a Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), then items of Company income and gain for the Fiscal Year shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible, *provided, however*, that an allocation pursuant to this <u>Section 7.4(a)</u> shall be made if and only to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this <u>Article 7</u> have been tentatively made without considering this <u>Section 7.4(a)</u>.

(b)   <u>Gross Income Allocation</u>. If a Member has a deficit Capital Account at the end of any Fiscal Year of the Company that exceeds the sum of (i) the amount the Member is obligated to restore, and (ii) the amount of the Member's Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain, then each such Member shall be specially allocated items of income and gain of the Company in the amount of the excess as quickly as possible, *provided* that an allocation pursuant to this <u>Section 7.4(b)</u> shall be made if and only to the extent that the Member would have a deficit Capital Account in excess of that sum after all other allocations provided for in this <u>Article 7</u> have been tentatively made without considering <u>Section 7.4(a)</u> or <u>7.4(b)</u>.

(c)   <u>Section 754 Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any asset of the Company under Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) and that gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that section of the Treasury Regulations.

(d)   <u>Partnership Minimum Gain Chargeback</u>. Notwithstanding any other provision of this <u>Article 7</u>, if there is a net decrease in Partnership Minimum Gain during any Fiscal Year, prior to any other allocation under this Agreement, each Member shall be specially allocated items of Company income and gain for that period (and, if necessary, subsequent periods) in proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in Partnership Minimum Gain during such year determined in accordance with Treasury Regulations Section 1.704-2(g)(2). The items to be allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f) and (j). This <u>Section 7.4(d)</u> is intended to comply with the partnership minimum gain chargeback requirements of the Treasury Regulations and shall be subject to all exceptions provided therein.

(e)   <u>Partner Nonrecourse Debt Minimum Gain Chargeback</u>. Notwithstanding any other provision of this <u>Article 7</u> (other than <u>Section 7.4(d)</u>), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain with respect to a Partner Nonrecourse Debt during Fiscal Year, any Member with a share of such Partner Nonrecourse Debt Minimum Gain as of the beginning of the year shall be specially allocated items of Company income and gain for that period (and, if necessary, subsequent periods) in an amount equal to such Member's share of the net decrease in the Partner Nonrecourse Debt Minimum Gain during such year determined in accordance with Treasury Regulations Section 1.704-2(i). The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i) and (j). This

Section 7.4(e) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirements of the Treasury Regulations, shall be interpreted consistently with the Treasury Regulations and shall be subject to all exceptions provided therein.

(f)   Nonrecourse Deductions. Nonrecourse Deductions for any taxable year or other period for which allocations are made shall be allocated among the Members Pro Rata.

(g)   Partner Nonrecourse Deductions. Notwithstanding anything to the contrary in this Agreement, any Partner Nonrecourse Deductions for any Fiscal Year will be allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which the Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

7.5.   **Allocations of Built-in Items**. In accordance with Code Sections 704(b) and 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to property actually or constructively contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation at the time of the contribution between the tax basis of the property to the Company and the Gross Asset Value of that property. In the event the Gross Asset Value of any Partnership asset is adjusted pursuant to subparagraphs (ii) or (iv) of the definition of "Gross Asset Value" in Section 1.1, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Sections 704(b) and 704(c) and the Treasury Regulations thereunder. Except as otherwise provided herein, any elections or other decisions relating to those allocations shall be made by the Board of Managers, after consultation with the Accountant, in any manner that reasonably reflects the purpose and intent of this Agreement. Allocations of income, gain, loss, and deduction pursuant to this Section 7.5 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, the Capital Account of any Member or the share of Profits, Losses, other tax items or distributions of any Member pursuant to any provision of this Agreement.

7.6.   **Capital Accounts**. The Company shall establish and maintain a separate capital account ("*Capital Account*") for each Member in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv) and in accordance with the following provisions:

(a)   The Capital Account balance of each Member shall be credited (increased) by (i) the amount of cash contributed by such Member to the capital of the Company, (ii) the Gross Asset Value of property contributed by such Member to the capital of the Company (net of liabilities secured by such contributed property that the Company assumes or takes subject to under Code Section 752), and (iii) such Member's allocable share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Section 7.4; and

(b)   The Capital Account balance of each Member shall be debited (decreased) by (i) the amount of cash distributed to such Member by the Company, (ii) the Gross Asset Value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member assumes or takes subject to under Code Section 752), and (iii) such Member's allocable share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Sections 7.4.

The provisions of this Section 7.6 and the other provisions of this Agreement relating to the maintenance of Capital Accounts have been included in this Agreement to comply with Code Section 704(b) and the Treasury Regulations promulgated thereunder and will be interpreted and applied in a manner consistent with those provisions. The Managers may modify the manner in which the Capital Accounts are maintained under this Section 7.6 in order to comply with those provisions, as well as upon the occurrence of events that might otherwise cause this Agreement not to comply with those provisions.

ARTICLE 8

BOOKS AND ACCOUNTS

8.1.   **Accounting Principles**. Profits and Losses shall be determined in accordance with generally accepted accounting principles applied on a consistent basis under the Company's method of accounting.

8.2.   **Records and Reports**.

(a)   General. The Board of Managers shall keep books and records pertaining to the Company's affairs showing all of its assets and liabilities, receipts and disbursements, gains and losses, Members' Capital Accounts, all transactions entered into by the Company, a current list that states the name and mailing address of, and the Units owned by, each Member, copies of the federal, state and local information or income tax returns for each of the Company's six (6) most recent tax years (or such shorter period that the Company has been in existence), and any other books, records or documents required by this Agreement, the Certificate, the Act or other applicable law. Such books and records shall be maintained at the Company's office or at the office of an agent of the Company. All Managers shall have access to the books and records of the Company

(b)   Members. The Company shall deliver the following to the Members regardless of the number of Units owned by such Members unaudited annual financial statements, within ninety (90) days of the end of each Fiscal Year, *provided* that if the Company has its annual financial statements reviewed or audited, then the Company shall deliver such reviewed or audited financial statements.

8.3.   **Tax Returns and Other Elections**. The Board of Managers intend for the Company to be treated, for federal and, in certain cases, state and municipal income tax purposes, as a partnership. The Board of Managers shall prepare, or cause the Accountant to prepare, all federal, state, and local income and other tax returns that the Company is required to file and shall furnish a copy of each Member's IRS Form K-1 and any other information that any Member reasonably requests relating thereto as soon as practicable after the end of the Fiscal Year and will use reasonable efforts to provide such information within ninety (90) days after the end of the Fiscal Year. All elections permitted to be made by the Company under federal or state laws shall be made by the Board of Managers.

8.4.   **Partnership Representative**.

(a)   The Person identified as the "Partnership Representative" on Exhibit A is hereby designated to be the "partnership representative" within the meaning of Section 6223(a) of the Code and shall act in a similar capacity under any applicable non-U.S., state or local tax law (such Person acting in such capacity, as the "*Partnership Representative*"). The Partnership Representative shall have all the rights, duties, powers and obligations provided for in Code Sections 6221 through 6234 and any similar provisions of U.S. state or local or non-U.S. tax law, including making any elections under Sections 6221(b) and 6226(a) of the Code. The Partnership Representative shall represent the Company in any disputes, controversies or proceedings with the Internal Revenue Service or with any state, local or non-U.S. taxing authority and subject to the provisions of this Section 8.4 is hereby authorized to exercise any and all authority and take any and all actions that it is permitted to take by applicable law when acting in that capacity. All expenses incurred by the Partnership Representative while acting in the capacity of Partnership Representative shall be paid or reimbursed by the Company.

(b)   The financial burden of any imputed underpayment (as determined under Section 6225 of the Code) or other tax assessment imposed on the Company and associated interest, adjustments to tax and penalties arising from any such imputed underpayment or other tax assessment shall be apportioned by the Partnership Representative amongst the Members and former Members (to the extent they were Members during any portion of the reviewed year (as defined in Section 6225(d)(1) of the Code)), including by treating the amount apportioned to a Member as a deemed distribution to such Member for all purposes, or by requiring a Member to indemnify the Company for the amount apportioned to such Member. To the extent that a portion of the amounts assessed and collected pursuant to Sections 6221 and 6225 of the Code relates to a former Member, such former Member shall indemnify the Company for such former Member's allocable portion of such tax liabilities. Each Member acknowledges that, notwithstanding the transfer, redemption or termination of all or any portion of its interest in the Company, it will remain liable for tax liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such transfer, redemption or termination.

(c)   The Members agree to take all actions and provide any information reasonably requested by the Company or the Partnership Representative to comply with the Revised Partnership Audit Procedures, including, where applicable, filing amended returns as provided in Sections 6225 or 6226 of the Code and providing confirmation thereof to the Partnership Representative.

(d)   This Section 8.4 shall apply to any comparable provision of state or local tax law, and shall survive the dissolution or termination of the Company and the withdrawal or other transfer of interests of or by any Member.

8.5.   **Bank Accounts**. All funds of the Company shall be deposited in its name in an account maintained in an insured, commercial financial institution. The funds of the Company shall not be commingled with the funds of any other Person. Checks may be drawn on the Company account or accounts only for the purposes of the Company and shall be signed by one or more of the Board of Managers.

ARTICLE 9

DISSOLUTION AND WINDING UP

9.1.   **Dissolution**.

(a)   The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following:

(i)   On the election to dissolve the Company approved in accordance with Section 4.6;

(ii)   On the death, retirement, resignation, expulsion, legal incapacity, dissolution, or Bankruptcy of the last remaining Member;

(iii)   The entry of a decree of judicial dissolution under the Act;

(iv)   The Managers sell all or substantially all of the assets of the Company; or

(vi)   The Act so requires and the requirement is not validly varied by the Certificate or this Agreement.

(b)   Nothing contained in this Section 9.1 is intended to permit a Member to dissolve the Company at will (by retirement, resignation, withdrawal, or otherwise), or to exonerate a Member from liability to the Company and the remaining Members if it dissolves the Company at will. An unpermitted dissolution at will of the Company is in contravention of this Agreement for purposes of the Act.

9.2.   **Winding-up**

(a)   On dissolution of the Company, the business and affairs of the Company shall terminate, the assets of the Company shall be liquidated, and the Company's affairs shall be wound up under this Article 9.

(b)   Dissolution of the Company is effective as of the day on which the event giving rise to the dissolution occurs, but the Company shall not terminate until (i) there has been a winding up of the Company's business and affairs and (ii) the Company's assets have been distributed as provided in Section 9.3.

(c)   On dissolution of the Company, the Members who have not caused the dissolution may cause any part or all of the assets of the Company to be sold in the manner Approved by the Members (excluding Members who caused the dissolution), in an effort to obtain the best prices for the assets; *provided, however,* that the Board of Managers may distribute assets of the Company in kind to the Members to the extent practicable.

9.3.   **Distribution of Assets on Dissolution**. In settling accounts after dissolution, the assets of the Company shall be paid, reserved, or distributed in the following order:

(a)   First, amounts owed to creditors shall be paid to those creditors, in the order of priority as provided by law, except those to Members on account of their Capital Contributions;

(b)   Second, amounts necessary to establish, for a period not to exceed one (1) year after the date of dissolution, cash reserves that the Board of Managers deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company shall be held as reserves by the Company; and

(c)   Third, any remainder shall be distributed to the Members in accordance with Section 7.1(a).

Distributions pursuant to this Section 9.3 may be made to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying contingent or unforeseen liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Members from time to time, subject to the Approval of the Members, in the same proportions as the amounts distributed to the trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

9.4.   **Distributions in Kind**. Assets of the Company may be distributed to the Members entitled thereto as tenants-in-common in the same proportions as the Members would have been entitled to cash distributions if the property had been sold for cash and the net proceeds distributed to the Members. If distributions in kind are made to the Members on dissolution and winding up of the Company, the Capital

Account balances of those Members shall be adjusted to reflect the Members' allocable share of gain or loss that would have resulted if the distributed property had been sold at its fair market value.

9.5.   **Certificate of Cancellation**.   When all liabilities and obligations of the Company have been paid or discharged, or adequate provision has been made therefor, and all of the remaining property and assets of the Company have been distributed to the Members according to their respective rights and interests, a Certificate of Cancellation shall be executed on behalf of the Company by one or more of the Managers or an authorized Member and shall be filed with the Office of the Secretary of State of the State of Delaware, and the Managers and Members shall execute, acknowledge, and file any and all other instruments necessary or appropriate to reflect the dissolution and the completion of the winding up of the Company.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1.   **Notices**.

(a)   Any notice, notification, demand, or request provided or permitted to be given under this Agreement must be in writing and shall have been deemed to have been properly given, unless explicitly stated otherwise, if sent by (i) FedEx or other comparable overnight courier, (ii) registered or certified mail, postage prepaid, return receipt requested, (iii) facsimile transmission during normal business hours to the place of business of the recipient, or (iv) electronic transmission during normal business hours to the electronic address of the recipient.

(b)   For purposes of all notices, the addresses and facsimile numbers of the Managers are set forth on Exhibit A. The addresses and email addresses of the Members are on file with the Company.

(c)   All notices, notifications, demands, or requests so given shall be deemed given and received (i) if sent via FedEx or other comparable overnight courier, the next Business Day after being deposited with such courier; (ii) if mailed, five (5) Business Days after being deposited in the mail; (iii) if sent via facsimile transmission, the next Business Day after being so transmitted; or (iv) if sent via electronic transmission, the next Business Day after being so transmitted.

10.2.   **Amendments**.

(a)   Except as otherwise expressly set forth in this Agreement, this Agreement may be amended, supplemented, or restated only upon the Approval of the Members; *provided*, *however*, if a Class of Members would be materially adversely and disproportionately affected by an amendment or supplement, that amendment or supplement must be approved by a majority of the Members of such class. Notwithstanding the foregoing, this Agreement may be amended by the Board of Managers without the consent of the Members to (i) amend Exhibit B pursuant to this Agreement and (ii) cure any ambiguity or correct or supplement any provision hereof that is incomplete or inconsistent with any other provision hereof or correct any printing, stenographic or clerical error or omissions; *provided*, *however*, such amendment does not materially adversely and disproportionately affect the distribution rights of any of the Members. For the avoidance of doubt, the issuance of any Units in accordance with the terms of this Agreement shall not be considered to materially adversely and disproportionately affect any Member.

(b)   The Certificate may be amended, supplemented, or restated only upon the Approval of the Members. Upon obtaining the approval of any amendment to the Certificate, the Board of

Managers shall cause Articles of Amendment in accordance with the Act to be prepared, and such Articles of Amendment shall be executed by at least one (1) Manager and shall be filed in accordance with the Act.

10.3.   **Application of Delaware Law**.   This Agreement and the application or interpretation hereof, shall be governed exclusively by the laws of the State of Delaware, and specifically the Act.

10.4.   **No Action for Partition**.   No Member shall have any right to maintain any action for partition with respect to the Property.

10.5.   **Headings and Sections**.   The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. Unless the context requires otherwise, all references in this Agreement to Sections or Articles shall be deemed to mean and refer to Sections or Articles of this Agreement.

10.6.   **Number and Gender**.   Where the context so indicates, the masculine shall include the feminine, the neuter shall include the masculine and feminine, and the singular shall include the plural.

10.7.   **Binding Effect**.   Except as herein otherwise provided to the contrary, this Agreement shall be binding upon and inure to the benefit of the Members, their distributees, heirs, legal representatives, executors, administrators, successors, and assigns.

10.8.   **No Third-Party Beneficiary**.   This Agreement is made solely and specifically between and for the benefit of the parties hereto and their respective successors and assigns, subject to the expressed provisions hereof relating to successors and assigns. No other Person has any rights, interest, or claims hereunder or is or will be entitled to any benefits under or on account of this Agreement as a third-party beneficiary or otherwise unless specifically provided in this Agreement.

10.9.   **Sole and Absolute Discretion**.   Except as otherwise provided in this Agreement, all actions that the Board of Managers and/or Member may take and all determinations that the Board of Managers and/or Member may make pursuant to this Agreement may be taken and made at the sole and absolute discretion of the Board of Managers and/or Member.

10.10.   **Title to Company Property**.   To the extent that Property is held in the name of a Member, the Property shall be deemed held by that Member as agent and nominee for and on behalf of the Company. Any other property acquired by or standing in the name of any Member shall be conclusively presumed not to be Property, unless an instrument in writing, signed by such Member, shall specify to the contrary.

10.11.   **Severability**.   If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, the legality, validity, and enforceability of the remaining provisions of this Agreement shall not be affected thereby, and in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be legal, valid, and enforceable.

10.12.   **Waiver of Jury Trial**.   **EACH PARTY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ITS RIGHT TO A TRIAL BY JURY TO THE EXTENT PERMITTED BY LAW IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF THE TERMS AND CONDITIONS OF THIS AGREEMENT. THIS WAIVER APPLIES TO ANY LEGAL ACTION OR PROCEEDING, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. EACH PARTY ACKNOWLEDGES THAT IT HAS RECEIVED THE ADVICE OF COMPETENT COUNSEL.**

10.13. **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original and shall be binding upon the Members and the Board of Managers who executed the same, but all of such counterparts shall constitute the same Agreement.

10.14. **Entire Agreement**. The Certificate and this Agreement: (i) constitute the entire agreement between the parties relating to the subject matter hereof and (ii) supersede all previous contracts and agreements between the parties hereto, both oral and written.

[*Signature page follows*]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the day and year first above written.

MANAGERS:

_____
Bill Zanker

_____
Christopher Murray

_____
Samantha Delcanto

[*Members signature page follows*]

CLASS A MEMBERS:

WORK HARD TRAIN HARD PLAY HARD, INC.

By: _____
    William Zanker, President

CLASS B MEMBERS:

____

____

<u>EXHIBIT A</u>

<u>MANAGERS</u>

William Zanker

Christopher Murray

Samantha Delcanto

<u>PARTNERSHIP REPRESENTATIVE</u>

Christopher Murray

<u>ADDRESS</u>

14 East 4th Street , New York, New York 10012

EXHIBIT B

Class A Members: **Number of Units**

Work Hard Play Hard Train Hard, Inc.   418,000 Class A Units
14 East 4th Street
New York, New York 10012

Class B Members: **Number of Units**

_____   _____ Class B Units

STEVE'S GYM LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Managers of

STEVE'S GYM LLC

Gentlemen:

1.   Background. The undersigned understands that Steve's Gym LLC, a Delaware limited liability company (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, filed by the Company with the SEC in February 2020 (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to $1,070,000 of units of Class B Membership Interests ("Units") at a price of $10.00 per Unit (the applicable purchase price paid by the undersigned being the "Purchase Price"). The Units have the relative rights, preferences, privileges and priorities specified in the Operating Agreement of the Company, a copy of which is attached to the Form C (the "Charter Documents"). The minimum amount or target amount to be raised in the Offering is $180,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $1,070,000 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal 6.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com .

2.   Subscription. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the

Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline").

3. <u>Closing</u>.

(a) <u>Closing</u>. Subject to this Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Portal within five Business Days after the Offering Deadline (the "Closing Date").

(b) <u>Closing Conditions</u>. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount; and

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount.

4. <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. <u>Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(c) Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m)   The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

6.   HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly formed as a limited liability company under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Operating Agreement, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not (i) offer, sell contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any Units, or any securities convertible into or exercisable or exchangeable for the Units; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Units, or any securities convertible into or exchangeable for the Units, regardless of whether any such transaction described herein is to be settled by delivery of the Units or such other securities, or by delivery of cash or otherwise during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The undersigned agrees to execute any form of lock--up agreement requested by the Managing Underwriter. The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

11. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

12. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

13. <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

14. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

15. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[End of Page]

SUBSCRIPTION AGREEMENT

SUBSCRIBER SIGNATURE PAGE

SUBSCRIBER:

_____

By: _____
Name:
Title:

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. Please indicate Yes or No by checking the appropriate box: [ ] Accredited   [ ] Not Accredited

SUBSCRIPTION AGREEMENT

COMPANY SIGNATURE PAGE

STEVE'S GYM LLC

By: _____
Name:
Title: